3/5/26
D-11456

3-1-02

02026567

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 6 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March, 2002

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein are the Registrant's (1) Consolidated Financial Statements for its fiscal year ended December 31, 2001, (2) Press Release announcing 2001Year End and Fourth Quarter Results and (3) Management's Discussion and Analysis of Financial Condition and Results of Operations of Elron Electronic Industries Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: March 25, 2002

NYOLIB1\RHG\175740.05

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2001

ELRON ELECTRONIC INDUSTRIES LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

	Page
Report of Independent Public Accountants	2
Consolidated Balance Sheets as of December 31, 2000 and 2001	3 - 4
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001	5
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 1999, 2000 and 2001	6
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	7 - 8
Notes to the Consolidated Financial Statements	9 – 54
Annex to the Consolidated Financial Statements	55

# # # # # #

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company"), an Israeli company, and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditors' Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in United States.

Luboshitz Kasierer
Arthur Andersen

Tel Aviv, Israel
March 24, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

	Note	December 31 2001	December 31 2000
ASSETS			
Current assets:			
Cash and cash equivalents	(3)	90,404	60,575
Debentures and deposits	(4)	15,465	31,597
Marketable securities	(5)	237	26,108
Trade receivables, net	(6)	9,627	11,955
Other receivables and prepaid expenses		4,395	2,548
Inventories and work-in-progress		1,671	361
Total current assets		121,799	133,144
Long-term assets:			
Investments in affiliated companies	(7)	155,967	175,399
Other investments	(8)	27,484	16,186
Long-term deposits and debentures	(9)	6,689	8,268
Deferred taxes	(15)	-	909
Severance pay fund	(14)	2,313	2,744
Total long-term assets		192,453	203,506
Property and equipment, net	(10)	4,971	7,479
Other assets (net of accumulated amortization of $9,834 and $7,100 at December 31, 2001 and 2000, respectively)		19,801	26,216
Total assets		339,024	370,345

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

In thousands of U.S. Dollars

	Note	December 31 2001	December 31 2000
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term loans and current maturities of long-term loans from banks	(11)	16,617	16,458
Trade payables		4,515	3,080
Other payables and accrued expenses	(12)	9,321	21,940
Total current liabilities		30,453	41,478
Long-term liabilities:			
Long-term loans from banks	(13)	51,808	42,797
Retirement obligations	(14)	3,914	4,566
Deferred taxes	(15)	3,254	-
Other		383	-
Total long-term liabilities		59,359	47,363
Contingent liabilities, pledges and commitments	(16)		
Minority interest		1,040	1,461
Shareholders' equity:	(17)		
Ordinary shares of NIS 0.003 par value; Authorized – 21,500,000 shares Issued and outstanding at December 31, 2001 - 21,213,664 shares (2000 – 21,188,664 shares)		9,567	9,567
Capital surplus		162,109	158,916
Accumulated other comprehensive income		49,745	36,459
Retained earnings		26,751	75,101
Total shareholders' equity		248,172	280,043
Total liabilities and shareholders' equity		339,024	370,345

AMI EREL
Chairman of the Board of Directors

AVRAHAM ASHERI
Director

Date of approval of financial statements:
March 24, 2002

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars (except share and per share data)

	Note	Year ended December 31 2001	2000	1999
Income				
Revenues		32,859	39,162	39,863
Net earnings (losses) from equity investments	(19)	(24,558)	(7,218)	2,731
Gain from disposal and changes in holdings in related companies, net	(20)	3,179	26,400	32,516
Other income (expenses), net	(21)	(5,105)	43,458	28,211
Finance income		5,215	7,009	7,820
		11,590	108,811	111,141
Costs and Expenses				
Cost of revenues		22,048	26,523	19,553
Research and development expenses		8,979	7,785	3,821
Marketing and selling expenses		10,587	14,710	10,025
General and administrative expenses		11,810	13,740	10,401
Amortization of other assets		3,734	3,180	3,128
Finance expenses		3,964	4,603	3,687
Retirement compensation	(22)	-	-	5,000
Restructuring charges	(23)	2,203	-	-
		63,325	70,541	55,615
Income (loss) before income taxes		(51,735)	38,270	55,526
Provision (credit) for income taxes	(15)	(2,947)	8,079	12,173
Income (loss) after income taxes		(48,788)	30,191	43,353
Minority interest		438	171	-
Net income (loss)		(48,350)	30,362	43,353
Earnings per share:	(18)			
Basic per share data -				
Basic net income (loss) per ordinary share		(2.28)	1.43	2.05
Weighted average number of ordinary shares outstanding used in computing per share amounts (thousands)		21,191	21,172	21,112
Diluted per share data -				
Diluted net income (loss) per ordinary share		(2.29)	1.41	2.03
Weighted average number of ordinary shares outstanding used in computing per share amounts (thousands)		21,191	21,446	21,174

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

In thousands of U.S. Dollars (except share and per share data)

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity	Total comprehensive income (loss)
Balance as of January 1, 1999	21,052,914	9,566	154,389	27,634	87,733	279,322	33,418
Dividend ($1.46 per share)	-	-	-	-	(30,858)	(30,858)	
Options exercised	87,750	1	797	-	-	798	
Other comprehensive income, net of tax:							
Unrealized gains on securities	-	-	-	186,014	-	186,014	186,014
Reclassification adjustment for gain realized in net income	-	-	-	(26,296)	-	(26,296)	(26,296)
Foreign currency translation adjustment	-	-	-	(50)	-	(50)	(50)
Changes in capital surplus in affiliated companies	-	-	933	-	-	933	-
Amortization of deferred stock compensation	-	-	92	-	-	92	-
Net income	-	-	-	-	43,353	43,353	43,353
Balance as of December 31, 1999	21,140,664	9,567	156,211	187,302	100,228	453,308	203,021
Dividend ($1.90 per share)	-	-	-	-	(55,489)	(55,489)	
Options exercised	48,000	-	485	-	-	485	
Other comprehensive income, net of tax:							
Unrealized loss on securities	-	-	-	(122,072)	-	(122,072)	(122,072)
Reclassification adjustment for gain realized in net income	-	-	-	(28,786)	-	(28,786)	(28,786)
Foreign currency translation adjustment	-	-	-	15	-	15	15
Changes in capital surplus in affiliated companies	-	-	1,975	-	-	1,975	-
Amortization of deferred stock compensation	-	-	245	-	-	245	-
Net income	-	-	-	-	30,362	30,362	30,362
Balance as of December 31, 2000	21,188,664	9,567	158,916	36,459	75,101	280,043	(120,481)
Options exercised	25,000	-	306	-	-	306	
Other comprehensive income, net of tax:							
Unrealized gains on securities	-	-	-	14,364	-	14,364	14,364
Reclassification adjustment for gain realized in net income	-	-	-	(1,056)	-	(1,056)	(1,056)
Foreign currency translation adjustment	-	-	-	(22)	-	(22)	(22)
Changes in capital surplus in affiliated companies	-	-	2,893	-	-	2,893	-
Amortization of deferred stock compensation	-	-	(6)	-	-	(6)	-
Net loss	-	-	-	-	(48,350)	(48,350)	(48,350)
Balance as of December 31, 2001	21,213,664	9,567	162,109	49,745	26,751	248,172	(35,064)

The accompanying notes to the consolidated financial statements form an integral part thereof.

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. Dollars

	Year ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	(48,350)	30,362	43,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Income and expenses not affecting operating cash flows:			
Net (earnings) losses from equity investments	24,558	7,218	(2,731)
Dividend from affiliated companies	13,805	13,242	20,237
Minority's share in loss	(438)	(171)	-
Gain from changes in holdings in related companies, net	(3,179)	(26,400)	(1,075)
Gain from sale of other investments	(999)	(27,288)	(27,926)
Gain from sale of holdings in Elbit Medical Imaging	-	-	(31,441)
Depreciation and amortization	6,362	5,122	4,503
Decrease (increase) in other investments and accrued interest	1,468	615	(2,312)
Amortization of deferred stock compensation	29	1,745	92
Deferred taxes	(2,796)	2,229	-
Restructuring charges	774	-	-
Other	(206)	(175)	372
Changes in operating assets and liabilities-			
Increase (decrease) in trade receivables	2,328	(1,059)	(2,732)
Decrease (increase) in other receivables and prepaid expenses	(1,305)	(827)	624
Decrease (increase) in trading account securities	16,652	48	(1,997)
Decrease (increase) in inventories	(1,310)	(47)	473
Increase in trade payables	1,435	1,212	425
Increase (decrease) in other payables and accrued expenses	(7,711)	5,290	27
Net cash provided by (used in) operating activities	1,117	11,116	(108)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(16,526)	(26,461)	(3,758)
Other investments	(3,305)	(5,307)	(4,911)
Proceeds from sale of other investments	1,115	152	4,162
Proceeds from repayment of convertible debentures	-	-	4,832
Proceeds from sale of available for sale securities	1,332	22,282	29,305
Proceeds from sale of holdings in Elbit Medical Imaging	-	-	127,849
Proceeds from sale of ESL shares	6,655	-	-
Investments in held to maturity debentures	(12,213)	(59,309)	(126,860)
Proceeds from maturities and sale of held to maturity debentures	39,357	104,025	42,460
Purchase of property and equipment	(1,132)	(4,549)	(3,363)
Proceeds from sale of property and equipment and other investments	311	81	171
Proceeds from sale of activities	3,430	-	-
Net cash provided by investing activities	19,024	30,914	69,887
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from options exercised	306	485	798
Proceeds from options exercised in a subsidiary	71	171	-
Long-term loans from banks	9,540	10,632	3,926
Repayment of long-term loans	(630)	(10,417)	(234)
Increase in short-term bank credit, net	401	11,130	2,638
Proceeds from issuance of shares to the minority interest in a subsidiary	-	4,626	-
Cash dividend	-	(55,489)	(30,858)
Net cash provided by (used in) financing activities	9,688	(38,862)	(23,730)
INCREASE IN CASH AND CASH EQUIVALENTS	29,829	3,168	46,049
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	60,575	57,407	11,358
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	90,404	60,575	57,407

The accompanying notes to the consolidated financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of U.S. Dollars

	Year ended December 31		
	2001	2000	1999
Supplemental cash flows information:			
Cash paid for:			
Income tax	6,025	2,459	10,650
Interest	4,202	3,929	1,300
Non-cash transaction:			
Investment in Netvision against liabilities	-	3,500	-
Exchange of marketable securities	2,140	7,823	-

The accompanying notes to the consolidated financial statements form an integral part thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. Dollars

Note 1 - GENERAL

A. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates ("related companies"), primarily in the fields of defense electronics, software, communication, medical devices and semiconductors.

B. On October 31, 2001, the Company signed a merger agreement with Elbit Ltd. ("Elbit"), held approximately 44% by Elron as of December 31, 2001. Pursuant to the merger agreement Elbit will be merged with Elron and Elron will issue to Elbit's shareholders, other than Elron, newly issued Elron's shares based on an exchange ratio of 0.45 Elron ordinary share for each ordinary share of Elbit.

The completion of the transaction is subject to certain conditions including the approval of shareholders and creditors of both companies, court approval and the receipt of regulatory approvals required by law. There is no assurance that all the approvals will be obtained and that the merger will be consummated.

The meeting of shareholders, creditors and optionholders for approval of the merger is scheduled for April 2002.

C. On November 19, 2001 the Company signed a share purchase agreement with Discount Investment Corporation Ltd. ("DIC") (which holds approximately 42% of Elron's shares as of December 31, 2001) to purchase DIC's share in DEP Technology Holding Ltd. ("DEP") (held 33% by Elron and 67% by DIC as of December 31, 2001) including loans given by DIC to a subsidiary of DEP in exchange for 2,261,843 Elron shares.

The completion of the transaction is subject to the approval of Elron's shareholders and other approvals required by law. There is no assurance that all the approvals will be obtained and that the share purchase will be consummated.

The share purchase will be submitted for the approval of the shareholders at the meeting for the approval of the merger scheduled for April 2002 but is not conditioned upon the merger.

In thousands of U.S. Dollars

Note 1 - GENERAL (Cont.)

D. Elron's activities in the field of software products are conducted by its majority owned subsidiaries Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI").

(1) On April 1, 2000, ESI transferred substantially all the assets and liabilities of the systems and projects division to ETI. Following this transaction ESI focuses on the Internet software products activities and ETI focuses on the system integration and projects activity division of Elron.

(2) In the third quarter of 2000, ESI issued 615,764 shares (2.5% of its share capital) to a third party in consideration for $5,000. As a result, Elron holdings in ESI decreased to 96%. Elron recorded in 2000 a gain of approximately $4,500.

(3) During the third quarter of 2001, ETI sold certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3,400 and with no material effect on the consolidated results of operations.

(4) In November 2001, ETI signed an agreement with Elbit Systems Ltd. ("ESL"), held approximately 21% by Elron, for the sale of the net assets and activities in the government field in consideration for approximately $5,700. The transaction was closed in 2002. The transaction will result in an immaterial gain. In February 2002, an objection was filed to the transaction with the Restrictive trade practices court. A response to the objection has not yet been filed.

E. The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company its principal subsidiaries and affiliates are conducted is the U.S. dollar. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52.

Note 1 - GENERAL (Cont.)

E. (Cont.)

Accordingly, items have been remeasured as follows:

Monetary items – at the exchange rate in effect on the balance sheet date.

Nonmonetary items – at historical exchange rates.

Revenue and expense items – at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from the remeasurement mentioned above (which are immaterial for all periods presented) are reflected in the statement of operations in finance income or expenses.

F. Certain prior year amounts were reclassified to conform with current year financial statement presentation.

G. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("US GAAP"). See Note 26 to the financial statements for the reconciliation from U.S. GAAP to Israeli GAAP.

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries ESI and ETI. Material inter-company balances and transactions have been eliminated upon consolidation.

B. EXCHANGE RATES AND LINKED BALANCES

Balances in Israeli currency, or linked to a currency other than the U.S. dollar, are included at the rate of exchange prevailing on the balance sheet date. The representative rate of exchange of the U.S. dollar at the balance sheet date was NIS 4.416 (December 31, 2000 - NIS 4.041).

C. CASH AND CASH EQUIVALENTS

Liquid investments, not pledged and with original maturity of three months or less, are considered cash equivalents.

D. SHORT-TERM DEPOSITS

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E. MARKETABLE SECURITIES

The Company accounts for investments quoted in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with SFAS No. 115, "Accounting for certain investments in debt and equity securities". Marketable debentures held to maturity are stated at cost plus accrued interest. Marketable securities classified as "trading securities" are stated at market value. Changes in the fair market value are included in other income.

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available- for- sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

F. INVENTORIES

Inventories are stated at the lower of cost or market. Inventories work-in-progress, which consists of cost of materials, direct labor and production overhead.

G. AFFILIATED COMPANIES

The Company applies the equity method of accounting for its investments in the following affiliated companies in which it has significant influence:

- Elbit Ltd. ("Elbit")
- Elbit Systems Ltd. ("ESL")
- DEP Technology Holdings Ltd. ("DEP")
- Chip Express Corporation ("Chip Express")
- NetVision Ltd. ("NetVision")
- Storlogic Ltd. ("Storlogic") (until December, 1999).
- MediaGate N.V. ("MediaGate")
- Wavion Inc. ("Wavion")
- Kidum - Elron IT Ltd. ("KIT")
- Pulsicom Israel Technologies Ltd. ("Pulsicom").

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G. AFFILIATED COMPANIES (Cont.)

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of arrangements, are considered in determining whether the equity method of accounting is appropriate.

A proportionate share of intercompany profits and losses arising from transactions with affiliated companies is eliminated until realized.

Gains arising from issuance of shares by subsidiaries and affiliated companies to third parties are recorded as "Gains from disposal and changes in holdings in related companies, net" in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51.

H. OTHER INVESTMENTS

Other investments, include marketable securities which are considered available-for-sale, investments in private companies which are presented at cost, but not in excess of realizable fair value as estimated by management, and an investment in a partnership which is accounted for based on the equity method of accounting.

I. LONG-LIVED ASSETS

Property and equipment are stated at cost less depreciation computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Computers, instruments and office equipment	20 – 33
Motor vehicles	15
Furniture	6 – 7
Leasehold improvements	over the term of the lease

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I. LONG-LIVED ASSETS (Cont.)

Acquisition costs related to goodwill and other intangible assets arising from acquisition of affiliated companies and activities, are amortized by the straight-line method over a period of 5-15 years. The Company assesses on an ongoing basis the recoverability of long-lived assets, including goodwill and other intangible assets, based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flows estimates are less than the net book value, net book value will then be reduced to estimated fair value. Estimated fair value is generally based on either appraised value or measured by discounted estimated cash flows. The Company also evaluates the amortization periods of all assets to determine whether events or circumstances warrant revised estimates of useful lives.

J. REVENUE RECOGNITION

The Company's subsidaries develop, market, license and support computer software products and provide related services and convey the rights to use the software products to customers under perpetual license agreements and convey the rights to product support and enhancements in annual maintenance agreements. Revenue from product sales are recognized in conformity with the Statement of Position "Software Revenue Recognition", ("SOP 97-2"), promulgated by the American Institute of Certified Public Accountants ("AICPA"). This SOP requires that revenue be recognized after all of the following occurs: the software is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period, which is generally one year. Training revenue is recognized as the services are provided.

The Company's subsidiaries provide their customers with rights of return and has provided an estimate of the allowance for returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J. REVENUE RECOGNITION (Cont.)

Income derived from projects, related to software development, is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

K. RESEARCH AND DEVELOPMENT EXPENSES

SFAS No. 86 "Accounting for the costs of computer software to be sold, leased or otherwise marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

L. MARKETING AND SELLING EXPENSES

Marketing and selling expenses are charged to operations as incurred.

M. DEFERRED INCOME TAXES

The Company accounts for deferred income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

In thousands of U.S. Dollars

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N. EARNINGS PER SHARE

Earnings per share are computed according to SFAS 128. Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed taking into account options where dilutive.

O. SHARE BASED COMPENSATION

The Company has adopted the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation," and the accounting rules set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for stock isuued to employees" including the FASB issued interpretation 44, "Accounting for certain transactions involving stock compensation – an interpretation of APB 25". A pro forma disclosures as if the fair value method had been applied has been provided in Note 17B.

P. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash equivalents, deposits and debentures, accounts receivable, accounts payable, capital leases and debt. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2001 and 2000, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

In thousands of U.S. Dollars

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q. DERIVATIVE FINANCIAL INSTRUMENTS

Effective Janaury 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company's derivative financial instruments may consist of foreign currency forward exchange and certain option contracts. These contracts may be utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates and to movements in prices of marketable equity securities. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133 had no material impact on reported earnings for the year ended December 31, 2001.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase mehtod. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating the effect that adoption of the provisions of SFAS 142 that are effective January 1, 2002, will have on its results of operations and financial positions. Had the Company adopted SFAS 142 on January 1, 2001, the Company would not have recorded amortization of goodwill of approximately $1,500 in the year ended December 31, 2001.

In thousands of U.S. Dollars

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(2) In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No. 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 3 - CASH AND CASH EQUIVALENTS

Includes mainly bank deposits in U.S. dollars in the amount of $86,052 (2000 – $53,705), bearing annual interest rate of 1.75% - 1.98% (as of December 31, 2001).

Note 4 - DEBENTURES AND DEPOSITS

	Annual rate of interest (%)	December 31 2001	December 31 2000
Marketable debenture held to maturity (*)	5.40 - 7.50	3,252	25,036
Deposits	1.75 - 1.98	12,213	6,561
		15,465	31,597
(*) Market value of marketable debentures		3,230	24,354

(**) Rates of interest are as of December 31, 2001

Liens - see Note 16.

Note 5 - MARKETABLE SECURITIES

	December 31 2001	December 31 2000
Shares	237	10,101
Marketable mutual funds	-	9,528
Put options	-	6,479
	237	26,108

Note 6 - TRADE RECEIVABLES, NET

	December 31 2001	December 31 2000
Open balances (*)	4,263	6,695
Unbilled receivables	5,364	5,260
	9,627	11,955
(*) Net of allowance for doubtful accounts	252	545

In thousands of U.S. Dollars

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES

A. Major affiliated companies are as follows:

		December 31	
	Note	2001 %	2000 %
ESL	D (1)	21.2	22.5
Elbit	D (2)	44.0	41.5
DEP	D (4)	33.3	33.3
Chip Express		34.2	34.0
NetVision	D (5)	45.9	46.2
MediaGate	D (7)	28.8	29.1
Wavion	D (8)	44.8	44.9
KIT	D (9)	28.6	28.6
Pulsicom	D (10)	17.0	-

B. Composition of investments:

	Cost of shares and loans (2)	Equity in post acquisition profits (losses) and capital surplus	Total investment (1)
As of December 31, 2001			
ESL	30,474	50,411	80,885
Elbit	47,095	13,861	60,956
Others	63,060	(48,934)	14,126
	140,629	15,338	155,967
(1) Includes balance of unamortized goodwill			3,079
As of December 31, 2000			
ESL	30,474	46,458	76,932
Elbit	43,530	31,208	74,738
Others	53,865	(30,136)	23,729
	127,869	47,530	175,399
(1) Includes balance of unamortized goodwill			12,894

(2) Includes loans in the amount of $7,336 (2000 - $1,651).

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

C. Fair market value of marketable securities:

	December 31	
	2001	2000
	(U.S. dollars in millions)	
ESL shares	152	109
Elbit shares	61	50

Shares of ESL and Elbit are quoted on the Tel Aviv Stock Exchange and over the counter on NASDAQ in the U.S.

D. Additional Information

(1) ESL

On July 5, 2000, the merger between ESL and EL-OP Electro-Optical Industries Ltd. ("EL-OP") was completed. As part of the merger transaction, ESL issued 12,100,000 ordinary shares representing 32% of ESL's share capital to the shareholders of EL-OP with a value of $180,000, in consideration for their shares in EL-OP. The number of shares is subject to future price adjustments upon occurrence of certain significant conditions specified in the merger agreement. As a result of the merger, Elron's share in ESL decreased from 33.0% to 22.5%.

The merger was recorded in ESL's financial statements based on the fair market value of the ESL shares issued according to the purchase method. As a result of the merger, Elron recorded in the third quarter of 2000 a gain of approximately $19,000 from the decrease in holdings in ESL.

ESL's results in 2000, included a charge for purchased in-process research and development as a result of the merger with EL-OP in the amount of $40,000 and restructuring costs in the amount of approximately $22,100.

In the fourth quarter of 2001 Elron sold 380,000 shares of ESL for approximately $6,600. As a result, Elron recorded a gain of approximately $3,000 and its share in ESL decreased to 21.2%.

In thousands of U.S. Dollars

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. Additional Information (Cont.)

(2) Elbit

During 2000 Elbit completed the sale of its entire interest in Peach Networks Ltd. ("Peach") to Microsoft Corporation, for approximately $43,000. In addition, Elbit completed the sale of the assets, properties, rights and certain liabilities of Hynex Ltd. ("Hynex"), in which Elbit held approximately 77% on a fully diluted basis, to Cisco Systems Inc. ("Cisco") in consideration for $107,000, of which approximately $11,000 was paid in cash and the balance was in Cisco's shares. As a result, Elbit recorded a capital gain, before taxes and minority interest, of approximately $129,000.

In the first quarter of 2001, Elron purchased additional 600,000 shares of Elbit in consideration for approximately $3,600. As a result, Elron's share in Elbit increased to approximately 44%.

(3) EMI

On May 4, 1999, Elron completed the sale of all its holdings in EMI to Europe Israel (M.M.S.) Ltd. for $127,800 in addition to $17,200 dividend received from EMI on April 13, 1999. As a result the Company recorded a gain before tax of approximately $31,700. The consideration is subject to adjustments in connection with certain EMI commitments through December 31, 2003 related to provision included in EMI's balance sheet as of December 31, 1998, in accordance with indemnification determined in the sale agreement. The Company's management is of the opinion that EMI's reports and those of its subsidiaries include sufficient provision for full coverage of the above commitments.

In thousands of U.S. Dollars

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. Additional Information (Cont.)

(4) DEP

Elron has undertaken to invest, parallel to the other shareholders, up to $6,000 in the share capital and capital notes of DEP, and up to $3,000 as participation in research and development budgets, and in payments representing percentages of yearly sales or yearly increase in the book value of the holdings of its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"). Through the end of 2001, Elron has invested $6,000 in the share capital and capital notes of DEP, and approximately $1,050 as participation in research and development budgets in payments representing percentages of yearly sales.

In August 2000, the Company's shareholders approved the co-investment activity with the other shareholder in DEP (DIC) in Hi-tech companies through DEP in the aggregate amount of up to $80,000. Through the end of 2001, Elron has invested approximately $6,000 in companies through DEP.

(5) NETVISION

In 2000, the Company together with Tevel International Communications Ltd. (the other major shareholder in Netvision) purchased in equal parts the shares of NetVision held by Orek-Monitin group according to NetVision's valuation of $70,000 and for a total consideration of approximately $23,300. The Company has purchased 400,000 preferred shares of Netvision in consideration for approximately $11,700 of which $8,200 and $3,500 were paid in 2000 and 2001, respectively. As a result of these transactions, the Company's holdings in Netvision's preferred shares increased to 50%.

(6) STORLOGIC

In 1999 Elron sold its holding in Storlogic with no consideration and wrote off its loans to Storlogic in the amount of $1,272. The loans are convertible into shares subject to certain conditions set forth in the loan agreement.

In thousands of U.S. Dollars

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

D. Additional Information (Cont.)

(7) MEDIAGATE

During 2000 MediaGate issued, in two private placements and through exercise of options, approximately 10,200,000 shares in consideration for approximately $12,000. Elron purchased approximately 1,500,000 shares from existing shareholders and in these private placements, in consideration for approximately $1,600. As a result, Elron's interest in MediaGate decreased to 29.1%, resulting in a gain of $3,104.

During 2001, Elron invested $2,794 in Mediagate by way of convertible loans.

(8) WAVION

During 2000, Elron invested $5,000 in Wavion, which develops a wideband wireless communication system for fast internet communication for the residential and small business markets in consideration for 45% of Wavion's outstanding share capital.

During 2001, Elron invested $1,000 in Wavion by way of convertible loans.

(9) KIT

In 2000, Elron invested $6,000 in KIT in consideration for 28.6% of KIT's outstanding share capital. KIT was formed, in 2000, by the Kidum group, and it offers academic education through the internet.

During 2001, Elron invested $1,000 in KIT by way of convertible loans.

(10) PULSICOM

In 2001, Elron invested $1,618 in Pulsicom in consideration for 17% of Pulsicom's outstanding share capital. Pulsicom was formed in 2000 and is engaged in research and development of communication technology.

E. As of December 31, 2001, the company had commitment in the aggregate amount of $1,500 to invest in certain of its group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

F. SUMMARIZED INFORMATION

Summarized combined financial information of ESL, Elbit, Netvision and of other companies (which include DEP, Chip Express, Mediagate, Wavion, Kit and Pulsicom) is as follows:

	ESL	Elbit	Netvision	Others
Balance sheet information - December 31, 2001:				
Current assets	509,448	30,157	14,853	15,685
Total assets	899,552	209,431	27,990	48,619
Current liabilities	385,521	9,858	38,273	30,991
Long-term liabilities	130,052	57,431	1,967	10,109
Minority interest	5,994	91	-	792
Shareholders' equity (deficiency)	377,985	142,051	(12,250)	6,727
December 31, 2000:				
Current assets	429,449	117,879	17,489	25,429
Total assets	832,002	276,561	30,989	49,564
Current liabilities	355,400	37,369	38,442	17,651
Long-term liabilities	130,916	49,346	1,467	11,541
Minority interest	4,958	6,028	-	(1,802)
Shareholders' equity (deficiency)	340,728	183,818	(8,920)	22,174
Statement of operations information - Year ended December 31, 2001:				
Total income	764,501	1,000	58,909	20,778
Gross profit	210,544	499	5,450	10,458
Income (loss) from continuing operations	40,796	(31,539)	(3,601)	(35,164)
Year ended December 31, 2000:				
Total income	591,084	3,011	48,488	39,072
Gross profit (loss)	154,659	424	(9,009)	12,558
Income (loss) from continuing operations	(20,531)	45,233	(24,772)	(24,874)
Year ended December 31, 1999:				
Total income	436,030	3,053	35,501	32,410
Gross profit	121,721	319	9,631	8,996
Income (loss) from continuing operations	30,833	5,290	(3,724)	(15,269)

In thousands of U.S. Dollars

Note 8 - OTHER INVESTMENTS

	December 31	
	2001	2000
Given Imaging [(1)] [(2)]	15,896	3,404
Other available- for- sale securities [(1)]	776	2,853
Gemini Fund, L.P.	421	1,871
Non marketable securities and other investments:		
Oren	5,524	4,124
Witcom	2,283	2,283
Others	2,584	1,651
	10,391	8,058
	27,484	16,186
(1) Includes unrealized gains	12,332	1,420

(2) Given Imaging's ("Given") ordinary shares are listed on the Nasdaq National Market under the symbol "GIVN", commencing on October 4, 2001, after it completed its initial public offering of 5,000,000 shares at a price of $12.00 per share. As a result of the offering, Elron's direct interest in Given reduced from 9.3% to approximately 7.3%. Given's shares held by the Company are not registered. Therefore, only the portion of the Company's investment in Given that can be sold under Rule 144 under the Securities Act of 1933 is classified as "available-for-sale" and stated at fair market value. The remaining shares are presented at cost. The investment in Given is presented in the balance sheet as follows:

	December 31	
	2001	2000
At market value	13,452	-
At cost	2,444	3,404
	15,896	3,404

The market value of the total investment in given as of December 31, 2001 amounts to $32,682.

In thousands of U.S. Dollars

Note 9 - LONG-TERM DEPOSITS AND DEBENTURES

The amount includes mainly debentures held-to-maturity, which are denominated in U.S. dollars bearing interest rates of 5.4%-9.4% per annum (at December 31, 2001) and mature in the following years:

2003	2,652
2004	648
2005	3,389
	6,689

Note 10 - PROPERTY AND EQUIPMENT, NET

	December 31	
	2001	2000
Leasehold improvements	3,967	3,812
Computers and furniture	4,978	5,390
Motor vehicles	1,506	2,058
	10,451	11,260
Less - accumulated depreciation	5,480	3,781
Property and equipment, net	4,971	7,479

Depreciation expenses amounted to approximately $1,375, $1,940 and $2,628 for the years ended December 31, 1999, 2000 and 2001, respectively.

Note 11 - SHORT-TERM LOANS FROM BANKS

	Interest	December 31	
	Rate % (*)	2001	2000
Short-term loans from banks (**)	3.63 - 4.13	16,009	16,025
Current maturities of long-term loans		608	433
		16,617	16,458

(*) Rates as of December 31, 2001.
)**) Mainly in U.S. dollars bearing interest of Libor plus 1.0% - 1.5%.

Liens – see Note 16.

In thousands of U.S. Dollars

Note 12 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2001	2000
Payroll and related expenses (*)	3,347	4,685
Provision for income taxes	-	5,404
Advances from customers	435	182
Accrued expenses	2,483	3,044
Deferred revenues	1,824	1,963
Deferred taxes	-	1,990
Others (**)	1,232	4,672
	9,321	21,940
(*) Includes provision for vacation pay	1,331	2,023
(**) Includes provision for purchase of Netvision's shares	-	3,500

Note 13 - LONG-TERM LOANS FROM BANKS

	Interest Rate (*)	December 31	
	%	2001	2000
Long-term loans from banks	3	52,416	43,230
Less-current maturities		608	433
		51,808	42,797

The loans bear annual interest of Libor plus 0.4% – 1.5%.

(*) Rates as of December 31, 2001.

The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	608
Second year	51,414
Third year	227
Fourth year	167
	52,416

Liens – see Note 16.

In thousands of U.S. Dollars

Note 14 - RETIREMENT OBLIGATIONS

Under Israeli law and labor agreements, the Company and its subsidiaries in Israel are required to make severance payments to their dismissed employees and employees leaving employment in certain other circumstances. The companies severance pay liability to employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected in the balance sheet on an accrual basis, and is partially funded by purchase of insurance policies in the name of the companies. Severance pay expense for the years ended December 31, 1999, 2000 and 2001 amounted to $704, $405 and $277, respectively.

The Company's U.S. subsidiaries adopted, in respect of their U.S. employees, retirement Plans, which are qualified under section 401(K) of the Internal Revenue Code. Pursuant to the 401(K) plan, eligible participants, may elect to contribute a percentage of their annual gross compensation to the 401(K) plan. Contributions to the 401(K) plan by the Company are discretionary. Total expenses under 401(K) plan amounted to $72, $126, and $119 for the years ended December 31, 1999, 2000 and 2001, respectively.

Note 15 - INCOME TAXES

A. The Company and its subsidiaries in Israel are assessed for tax purposes under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985. This law entitles the companies to a tax deduction for the preservation of equity invested in non-fixed assets (as defined). The deduction is measured by the change in the Consumer Price Index ("CPI") in Israel. In the year ended December 31, 2001 the change in the CPI in Israel was 1.4%.

B. Taxes on income:

	Year ended December 31		
	2001	2000	1999
Current taxes	435	6,308	12,354
Deferred taxes	(2,570)	1,771	(181)
Previous years	(812)	-	-
	(2,947)	8,079	12,173

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 15 - INCOME TAXES (Cont.)

C. Main components of net deferred tax assets and liabilities are as follows:

		Deferred Tax Asset		Deferred Tax Liability	
	Total	Non Current	Current	Current	Non Current
As of December 31, 2001					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	368	-	368	-	-
Severance pay, net	167	167	-	-	-
Trading account securities	3	-	3	-	-
Equity investments, net	16,294	16,294	-	-	-
Property and equipment and other assets	8,386	8,386	-	-	-
Tax losses carryforward	16,508	15,772	736	-	-
Other	1,558	1,558	-	-	-
	43,284	42,177	1,107	-	-
Deferred tax liabilities:					
Available-for-sale securities	(3,254)	-	-	-	(3,254)
	40,030	42,177	1,107	-	(3,254)
Valuation allowance	(42,545)	(42,177)	(368)	-	-
	(2,515)	-	739	-	(3,254)
As of December 31, 2000					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	947	-	947	-	-
Severance pay, net	204	204	-	-	-
Available-for-sale securities	705	705	-	-	-
Equity investments, net	8,077	8,077	-	-	-
Property and equipment	210	210	-	-	-
Tax losses carryforward	5,786	5,786	-	-	-
Other	650	650	-	-	-
	16,579	15,632	947	-	-
Deferred tax liabilities:					
Trading account securities	(1,990)	-	-	(1,990)	-
	14,589	15,632	947	(1,990)	-
Valuation allowance	(15,474)	(14,723)	(751)	-	-
	(885)	909	196	(1,990)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 15 - INCOME TAXES (Cont.)

D. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate, and the actual tax expense.

	Year ended December 31		
	2001	2000	1999
Statutory tax rate	36%	36%	36%
Theoretical tax expense (income)	(18,625)	14,236	19,989
Net (earnings) losses from equity investments	8,841	2,778	(633)
Tax exempt and reduced tax rate on capital gains	-	(2,024)	-
Tax exempt income, net of non-deductible expenses	(1,916)	(2,842)	(798)
Differences arising from the basis of measurement for tax purposes	(3,185)	(4,069)	5,500
Losses for tax purposes for which a tax benefit was not recorded	12,750	-	-
Realization of net loss carryforwards	-	-	(11,885)
Taxes in respect of previous years	(812)	-	-
Total	(2,947)	8,079	12,173
Effective tax rate	5.7%	21.1%	21.9%

E. As of December 31, 2001 ESI, which is subject to U.S income taxes, had a tax loss carryforward of approximately $14,511 which expires in the years 2018 to 2021.

As of December 31, 2001 ETI, which is subject to U.S. income taxes, had a tax loss carryforward of approximately $20,700 which expires in the year 2020 to 2021.

As of December 31, 2001 Elron, which is subject to Israel income taxes, had a tax loss carryforward of approximately $3,000.

F. The Company and ETI's subsidiaries in Israel have final tax assessments for the years up to and including 1999. ETI and ESI have not been assessed since inception.

G. Income (loss) before income taxes is comprised as follows:

	Year ended December 31		
	2001	2000	1999
Domestic	(26,079)	65,932	61,612
Foreign	(25,656)	(27,662)	(6,086)
	(51,735)	38,270	55,526

In thousands of U.S. Dollars

Note 16 - CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

A. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending in 2006. Rent expenses amounted to approximately $1,138, $1,329 and $2,416 for the years ended December 31 1999, 2000 and 2001, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	1,838
Second year	1,746
Third year	1,652
Fourth year	984
Fifth year	50
	6,270

Elron is the guarantor for the lease agreements of ESI and ETI in respect of their facilities in the U.S. in the amount of $4,600.

B. ESI has a number of royalty bearing agreements for technology included in its products, generally as a percentage of net revenue earned. Royalty expenses amounted to approximately $358, $456 and $388 for the years ended December 31, 1999, 2000 and 2001, respectively.

C. The credit lines of Elron's subsidiaries, in the aggregate amount of $25,500 of which, as of December 31, 2001, $22,115 was utilized, is collateralized by Elron's investment in marketable securities and are fully guaranteed by Elron. In addition, Elron gave guarantees to banks of approximately $45,000 to secure bank loans taken by ETI and provided a letter of comfort pursuant to which the Company undertakes not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

D. The Company has provided letters of comfort in connection with a credit line granted to Netvision by banks. The comfort letters were jointly provided with the other major shareholder of Netvision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in Netvision below a certain percentage.

E. ETI has pledged vehicles as security for bank loans amounting to $450.

F. ETI and Elron are guarantors for performance guarantees given to customers by ETI in the amount of approximately $2,500.

In thousands of U.S. Dollars

Note 16 - CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

G. Legal proceeding:

(1) On March 1, 1999, the Company and others received a copy of a claim and request to approve such claim as a class action on behalf of all persons who sold options of Elbit Ltd. between August 1, 1998 and August 31, 1998. The allegation raised by the claimants is that the defendants failed to disclose the negotiation regarding the sale of substantial assets of Elscint. The claim is for approximately $1,600. In November 2001, a settlement agreement providing for the dismissal of the claim against Elron and others except Elbit Medical Imaging Ltd. ("EMI") (formerly an affiliated company) was signed. The settlement agreement may still be cancelled by EMI under certain circumstances and accordingly, is not yet considered final.

(2) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 3 below. The arrangement provides that if the appeal as described in paragraph 3 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

(3) On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint (formerly an affiliated company) on September 6, 1999. The allegations raised against Elron and it's officers, among others, relate to the period prior to the sale of Elron's holding in EMI. The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

In thousands of U.S. Dollars, except per share amounts

Note 16 - CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

G. Legal proceeding: (Cont.)

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

Note 17 - SHAREHOLDERS' EQUITY

A. SHARE CAPITAL

The Company's shares are traded both on the Tel Aviv Stock Exchange and Over-The-Counter in the NASDAQ market in the U.S.

B. OPTIONS TO EMPLOYEES

(1) Options to Elron's Employees

Elron granted to senior employees options to buy the Company's shares at a price approximately 10%-15% below market price on date of grant. The options vest over a four-year period from date of grant and have a term of ten years. Stock options activity is summarized as follows:

	Number of options		
	2001	2000	1999
Balance at beginning of year	158,404	163,404	199,000
Granted	345,871	43,000	58,154
Exercised	(25,000)	(48,000)	(87,750)
Forfeited	(16,250)	-	(6,000)
Balance at end of year	463,025	158,404	163,404

The weighted average exercise prices of options granted during 1999, 2000 and 2001 are $21.38, $29.38 and $13.38 per share, respectively.

The weighted average fair value of options granted during 1999, 2000 and 2001 are $9.90, $14.58 and $5.42 per share, respectively.

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(2) The following table summarizes information regarding outstanding and exercisable options at December 31, 2001:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2001	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number outstanding at December 31, 2001	Weighted-average exercise price
$ 10.38-11.69	215,500	5.98	$ 10.71	4,500	11.29
$ 12.51-13.57	75,756	5.29	$ 13.19	13,000	12.51
$ 18.87-19.05	99,999	5.70	$ 18.97	-	-
$ 21.38	38,770	3.48	$ 21.38	19,385	21.38
$ 29.38	33,000	5.83	$ 29.38	8,250	29.38
	463,025			45,135	

(3) In December 1999, the Company's Shareholders meeting approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company will be granted options to purchase up to 58,154 Ordinary shares of the Company (the "1999 grant"). The options are to be granted ratably over a period of 3 years commencing December 1999 and are exercisable for a period of three years, commencing two years after the date of the grant.

The exercise price of the options granted in December 1999 and December 2000 was $21.38. The exercise price of the options granted in December 2001 was $13.57.

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(3) (Cont.)

In March 2001, the Company's Shareholders approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company will be granted options to purchase up to 58,000 Ordinary shares of the Company (the "2001 grant"). The options are to be granted ratably over a period of 3 years commencing March 2001 and are exercisable for a period of three years, commencing two years after the date of the grant.

The exercise price of the options granted in March 2001was $19.05. The exercise price of the options to be granted in the future will be determined based on the market value of the Company's shares but shall not exceed $19.05 per share.

As of December 31, 2001, the average fair value of the 1999 grant and the 2001 grant was $2.40 and $3.25 per share, respectively. The fair value was calculated using the Black and Scholes option-pricing model. (see section 7 for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The plan is considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the vesting period of the options.

Compensation expenses (income) recorded during 2001 amounted to $(155) (2000 - $153, 1999 - $2).

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(4) Options to employees of ESI

ESI has adopted an employee stock option plan, pursuant to which, as amended, ESI may grant to employees of ESI and of its affiliated companies stock options to purchase up to 5,270,000 of ESI's common stock. The options vest over a four-year period from date of grant and have a term of ten years. Elron's share in ESI, assuming all outstanding options are exercised, will decrease to approximately 80%.

During 2001, ESI repriced 226,293 options granted in 2000 and 2001 from an average exercise price of $6.08 per share to an average exercise price of $1.50 per share. The options subject to the repricing are considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the fair value of ESI's shares at the end of each reporting period and is amortized over the remaining vesting period of the options. No compensation expense was recorded in 2001 relating to the repriced options. All references to per share amounts relating to the options subject to the repricing have been restated to reflect the repricing.

ESI's stock-options activity is summarized as follows:

	Number of options		
	2001	2000	1999
Balance at beginning of year	4,204,490	3,406,928	1,339,378
Granted	1,406,880	1,161,750	2,860,350
Exercised	(91,523)	(100,485)	(112,406)
Forfeited	(1,256,960)	(263,703)	(680,394)
Balance at end of year	4,262,887	4,204,490	3,406,928

The weighted average exercise prices of options granted during 1999, 2000 and 2001 are $0.50, $2.55 and $1.53 per share, respectively.

The weighted average fair value of options granted during 1999, 2000 and 2001 are $0.32, $4.80 and $0.96 per share, respectively.

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(4) Options to employees of ESI (Cont.)

The following table summarizes information about outstanding and exercisable options at December 31, 2001:

Options outstanding			Options exercisable
Exercise price and weighted average exercise price	Number outstanding at December 31, 2001	Weighted-average remaining contractual life (years)	Number outstanding at December 31, 2001
$ 0.50(*)	2,371,309	7.02	1,801,627
$ 1.50	1,889,578	9.09	276,080
$ 2.50	2,000	9.09	-
	4,262,887		2,077,707

(*) In connection with the transfer of assets and liabilities of the systems and projects division to ETI (see Note 1), 3,257,025 options that were previously granted to employees of ESI and its affiliates, were converted into stapled options, or options that provide, upon exercise, an equal number of shares of common stock of ESI and ETI for no additional consideration.
Upon the options exercise, ESI and ETI will each receive half of the exercise proceeds.

(5) Options to employees of ETI

ETI has adopted an employee stock option plan, pursuant to which, ETI may grant to employees of ETI and its affiliated companies stock options to purchase up to 4,920,000 shares from which 3,257,025 were reserved for issuance upon the exercise of the stapled options granted under the ESI stock option plan. The options to purchase ETI's shares mainly vest over a four-year period from date of grant and have a term of ten years.

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(5) Options to employees of ETI (Cont.)

Elron's share in ETI, assuming all outstanding options are excercised, will decrease to 85.7%. Stock options activity is summarized as follows:

	Number of options 2001	2000
Balance at beginning of year	3,854,238	-
Reserved for stapled options	-	3,257,025
Granted	281,500	877,500
Exercised	(41,446)	(85,131)
Forfeited	(919,483)	(195,156)
Balance at end of year	3,174,809	3,854,238

The weighted average exercise price of options granted during 2000 and 2001 is $0.50 per share .

The weighted average fair value of options granted during 2000 and 2001 is $0.32 per share.

The following table summarizes information about outstanding and exercisable options at December 31, 2001:

Options outstanding			Options exercisable
Exercise price and weighted average exercise price	Number outstanding at December 31, 2001	Weighted-average remaining contractual life (years)	Number outstanding at December 31, 2001
(*)	2,371,309	7.02	1,801,627
$ 0.50	803,500	8.65	183,438
	3,174,809		1,985,065

(*) The balance as of December 31, 2001 of stapled options. See also Note 17B(4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(6) Total compensation expense recorded in 2001 amounted to $29 (2000 and 1999 - $1,745 and $92, respectivley).

(7) If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS No.123, the Company's net income (loss) and net income (loss) per share would have been changed to the following pro forma amounts:

	Year ended December 31,		
	2001	2000	1999
Net income (loss)			
As reported	(48,35	30,36	43,3
Pro forma	(49,29	30,064	43,0
Basic income (loss) per share			
As reported	(2	1	
Pro forma	(2	1	
Diluted income (loss) per share			
As reported	(2	1	
Pro forma	(2	1	

Under SFAS No.123, the fair value of each Elron option is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants: (1); expected life of the options of 1-4 years for the years ended December 31, 1999, 2000 and 2001; (2) dividend yield of 6.39%, 6.95% and 0.00% for the years ended December 31, 1999, 2000, and 2001, respectively; (3) expected volatility of 42%, 64% and 54% for the years ended December 31, 1999, 2000 and 2001, respectively; (4) risk- free interest rate of 6% for the years ended December 31, 1999, 2000 and 3% for the year ended December 31, 2001.

In thousands of U.S. Dollars

Note 17 - SHAREHOLDERS' EQUITY (Cont.)

B. OPTIONS TO EMPLOYEES (Cont.)

(7) (Cont.)

The fair value of each ESI option grant is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants: (1); expected life of the options of 4 years for the years ended December 31, 1999, 2000 and 2001; (2) no dividend yield (3) expected volatility of 85% for the years ended December 31, 1999, 2000 and 2001 (4) risk- free interest rate of 5.5%, 5.8% and 3.0% for the years ended December 31, 1999, 2000 and 2001, respectively.

The fair value of each ETI option grant is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants in 2001: (1); expected life of the options of 4 years; for the years ended December 31, 2000 and 2001 (2) no dividend yield (3) expected volatility of 85% for the years ended December 31, 2000 and 2001 (4) risk- free interest rate of 5.8% and 3% for the years ended December 31, 2000 and 2001, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars, except share and per share information

Note 18 - EARNINGS PER SHARE

Earning per share is computed as follows:

	Year ended December 31								
	2001			2000			1999		
	Loss	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	(48,350)	21,191	$ (2.28)	30,362	21,172	$1.43	43,353	21,112	$2.05
Effect of options of investees	(246)	-		(63)	-		(338)	-	
Effect of options of Elron	-	-		-	274		-	62	
Diluted	(48,596)	21,191	$ (2.29)	30,299	21,446	$1.41	43,015	21,174	$2.03

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share, because inclusion would be antidilutive, were 125,817 for the year ended December 31, 2001.

Note 19 - NET EARNINGS (LOSSES) FROM EQUITY INVESTMENTS

	Year ended December 31		
	2001	2000	1999
Affiliated companies:			
Elbit	(13,138)	17,350	(160)
ESL	9,064	(2,981)	10,487
Netvision	(2,504)	(12,774)	(1,292)
Others	(17,980)	(8,813)	(6,304)
	(24,558)	(7,218)	2,731

In thousands of U.S. Dollars

Note 20 - GAIN FROM DISPOSAL AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31		
	2001	2000	1999
ESL	2,985	19,133	(319)
EMI	-	103	31,741
Others	194	7,164	1,094
	3,179	26,400	32,516

Deferred tax liability for the year ended December 31, 2001 in the amount of $56 (2000 - $9,504, 1999 - $280) has not been recorded as the Company has a net deductible tax asset in respect of its investments, for which a valuation allowance has been provided.

In thousands of U.S. Dollars

Note 21 - OTHER INCOME (EXPENSES), NET

	Year ended December 31		
	2001	2000	1999
Gain (loss) from sale and increase (decrease) in market value of:			
ServiceSoft shares (1)(6)	-	6,831	-
Broadbase shares (2)	(3,952)	(570)	-
Kana shares (3)(6)	(691)	-	-
Zoran shares and options(4)(5)(6)	954	34,281	19,913
Income (loss) from other investments, net(5)(6)	(1,196)	3,054	8,298
Other expenses	(220)	(138)	-
	(5,105)	43,458	28,211

(1) In December 2000 Servicesoft Inc., in which Elron held approximately 3.3% on a fully diluted basis, was acquired by Broadbase Software Inc. ("Broadbase") in a share exchange transaction. As a result, Elron received 1,159,022 shares of BroadBase with a fair market value on that date of approximately $7,833 resulting in a gain of $6,831.

(2) In June 2001, BroadBase was acquired by Kana Software Inc. ("Kana") in a share exchange transaction. As a result, Elron received approximately 1 million shares of Kana.

(3) In the last quarter of 2001, the Company sold Kana shares held by it.

(4) During 2000, 611,566 shares of Zoran were sold, for a total consideration of approximately $27,000. The gain of approximately $34,281 consists of gain on the sale of the shares, changes in the market value of Zoran's shares, gains arising from transfer to trading securities account in the amount of $24,121, and changes in the intrinsic value and time value of Zoran's options. During 2000, as part of the Company's policy to limit its exposure to market risks, Elron hedged the price of most of its Zoran shares by the purchase of put options and by selling call options, in a strike price range of $35.00-$53.00 for periods ended September and December 2000 and February 2001. The hedged shares were transferred to the trading securities account.

In thousands of U.S. Dollars

Note 21 - OTHER INCOME, NET (Cont.)

(4) (Cont.)

During the first quarter of 2001, the Company sold all of the 252,399 remaining shares of Zoran, out of which 188,400 were hedged, in consideration for approximately $10,600 resulting in a gain of approximately $954.

(5) Including gains from sale of available-for-sale securities in the amount of $26,296, $17,025 and $1,055 in the years ended December 31, 1999, 2000 and 2001, respectively.

(6) Including unrealized gains (losses) from trading securities held at the end of the year in the amount of $1,858, ($1,975) and ($11) in the years ended December 31, 1999, 2000 and 2001 respectively.

Note 22 - RETIREMENT COMPENSATION

On December 14, 1999, the Company's shareholders approved a retirement benefit of $5,000 and an option to purchase from the Company 2% of its holdings in ESI for $0.50 per share, to the former Chairman of the Board of Directors and president, Uzia Galil, who retired after 38 years.

The option was immediately exercisable and will expire on the earlier of five years or upon ESI's initial public offering. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESI's ordinary shares.

In connection with the transfer of assets and liabilities of the systems and projects division to ETI, this option provides, upon exercise, an equal number of shares of common stock of ESI and ETI, for no additional consideration.

In thousands of U.S. Dollars

Note 23 - RESTRUCTURING CHARGES

In 2001, ESI and ETI have implemented restructuring programs in order to focus their operations on core areas of their business, and to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and consolidation of excess facilities.

As a result of these restructuring plans the companies recorded restructuring charges of $2,203. These charges include employee termination costs of $739. As of December 31, 2001, approximately 40 employees of ESI, mainly in the sales and marketing division, and 77 employees of ETI, mainly in the telecom activity and in its headquarters, were terminated. All these termination expenses were paid as of December 31, 2001. Facilities related expenses amounted to $1,288 which included termination costs of a facility lease contracts of ETI, and write-offs of leasehold improvements with respect to facilities of ESI and ETI, which were vacated as a result of the consolidation of excess facilities.

Components of the restructuring charge for the year ended December 31, 2001, amounts paid during the period and remaining accrued liability as of December 31, 2001, are as follows:

	Restructuring charge	Utilized	Accrued liability
Employee terminations	739	(739)	-
Other exit costs	1,464	(690)	774
	2,203	(1,429)	774

In thousands of U.S. Dollars

Note 24 - RELATED PARTY TRANSACTIONS

A. Related party receivable balances:

	December 31	
	2001	2000
Mediagate	220	-
DEP	-	183
DIC	97	-
ESL	2,350	1,326
Others	38	9
	2,705	1,518

B. Income and expenses from affiliated companies:

	Year ended December 31		
	2001	2000	1999
Income			
Revenue	3,347	2,345	3,388
Interest and commission for guarantees	126	31	15
Participation in Directors' remuneration	28	18	30
Participation in expenses	724	194	-
Costs and Expenses			
Participation in expenses	33	287	309
Cost of revenue	728	-	-

C. One-time retirement compensation expenses - see Note 22. Option to the Chairman of the Board - see Note 17.

D. In March 2001, the Shareholders of the Company approved the grant of option to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2000 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2000. These investments of Elron may be directly or indirectly held through DEP or RDC Rafael Development Corporation Ltd. (held 48% by DEP) on the same terms and prices paid by Elron. The option shall be exercisable for a period of three years from the date of Elron's investment.

E. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire 1% - 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 25 - BUSINESS SEGMENTS

A. The Company is operating through its subsidiaries, ESI and ETI, in two business segments: the internet product segment and the system and projects segment. A third business segment is the holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

The operations of the internet product segment include development and marketing of network management software products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing internet content.

The operation of the system and project segment includes development and supply of software solutions for the management of large and complex communication and internet networks.

The third segment includes holdings in various companies that operate in the communication, software, defense industry, medical devices, semiconductors and others and the corporate operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. Dollars

Note 25 - BUSINESS SEGMENTS (Cont.)

B. Segment information is as follows:

	Internet products	System and projects	Holdings (including corporate headquarters)	Adjustments	Total
2001					
Net revenues	9,077	23,782	-	-	32,859
Other expenses, net	-	(218)	(4,887)	-	(5,105)
Company's equity in net losses of affiliated companies	-	-	(24,558)	-	(24,558)
Gain from changes in holdings in related companies, net	-	-	3,179	-	3,179
Finance income	-	796	4,870	(451)	5,215
Finance expense	(458)	(3,628)	(329)	451	(3,964)
Income taxes	(38)	(798)	3,783	-	2,947
Net loss	(11,188)	(15,302)	(21,860)	-	(48,350)
Depreciation and amortization	(2,151)	(3,985)	(226)	-	(6,362)
Total assets	7,801	32,060	310,652	(11,489)	339,024
Capital expenditures	18	402	20,496	-	20,916
2000					
Net revenues	12,144	27,223	-	(205)	39,162
Other income	-	-	43,458	-	43,458
Company's equity in net losses of affiliated companies	-	-	(7,218)	-	(7,218)
Gain from changes in holdings in related companies, net	-	-	26,400	-	26,400
Finance income	70	-	7,591	(652)	7,009
Finance expense	(698)	(4,411)	(146)	652	(4,603)
Income taxes	(18)	(20)	(8,041)	-	(8,079)
Net income (loss)	(11,702)	(15,998)	58,062	-	30,362
Depreciation and amortization	(1,310)	(3,675)	(137)	-	(5,122)
Total assets	12,005	40,108	324,874	(6,642)	370,345
Capital expenditures	1,391	16,347	32,311	(13,702)	36,347

In thousands of U.S. Dollars

Note 25 - BUSINESS SEGMENTS (Cont.)

B. Segment information is as follows (Cont.):

	Internet products	System and projects	Holdings (including corporate headquarters)	Adjustments	Total
1999					
Net revenues	12,112	27,873	-	(122)	39,863
Other income	-	20	28,191	-	28,211
Company's equity in net earning of affiliated companies	-	-	2,731	-	2,731
Gain from changes in holdings in related companies	-	-	32,516	-	32,516
Finance income	-	279	8,112	(571)	7,820
Finance expense	(700)	(3,016)	(542)	571	(3,687)
Income taxes	-	(576)	(11,597)	-	(12,173)
Net income (loss)	(4,707)	(1,924)	49,984	-	43,353
Depreciation and amortization	(1,322)	(3,064)	(117)	-	(4,503)

C. Revenue data according to geographical destination is as follows:

	2001	2000	1999
Israel	21,736	20,581	21,470
Abroad (mainly USA)	11,123	18,581	18,393
	32,859	39,162	39,863

D. In 2001 and 2000 revenues from one customer in the systems and project segment are approximately 14% and 10%, respectively of total consolidated revenues of the Company.

E. Majority of the long-lived assets is located in Israel.

In thousands of U.S. Dollars, except per share amounts

Note 26 - RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles applicable in the U.S. ("U.S. GAAP"). Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

A. Effect on the statement of operations for the year ended December 31, 2001:

	As reported	Adjustments	As per Israeli GAAP
Net loss	(48,350)	1,835	(46,515)
Basic net loss per share	(2.28)	0.08	(2.20)
Diluted net loss per share	(2.29)	0.08	(2.21)

Effect on the statement of operations for the year ended December 31, 2000:

	As reported	Adjustments	As per Israeli GAAP
Net income	30,362	(9,446)	20,916
Basic net income per share	1.43	(0.45)	0.98
Diluted net income per share	1.41	(0.44)	0.97

Effect on the statement of operations for the year ended December 31, 1999:

	As reported	Adjustments	As per Israeli GAAP
Net income	43,353	(2,786)	40,567
Basic net income per share	2.05	(0.13)	1.92
Diluted net income per share	2.03	(0.13)	1.90

In thousands of U.S. Dollars

Note 26 - RECONCILIATION TO ISRAELI GAAP (Cont.)

B. Effect on the balance sheet:

As of December 31, 2001:

	As reported	Adjustments	As per Israeli GAAP
Other investments	27,484	(12,333) (1)	15,150
Investment in affiliated companies	155,967	(41,240) (1) (1,924) (2) (8,942) (4) (2,070) (5)	101,791
Total assets	339,024	(66,509)	272,515
Deferred taxes	3,254	(3,496) (1)	(242)
Retained earnings	26,751	(1,455) (2) (8,942) (4)	16,354
Total equity	248,172	(63,013)	185,159

As of December 31, 2000:

	As reported	Adjustments	As per Israeli GAAP
Other investments	16,186	(1,420)(1)	14,766
Investment in affiliated companies	175,399	(34,643)(1) (2,878)(2) (9,516)(4)	128,362
Total assets	370,345	(49,162)	321,183
Deferred taxes	909	(705)(1)	204
Retained earnings	75,101	(2,716)(2) (9,516)(4)	62,869
Total equity	280,043	(49,162)	230,881

Note 26 - RECONCILIATION TO ISRAELI GAAP (Cont.)

B. Effect on balance sheet (Cont.)

(1) Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value should be charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

(2) In 1999, Elbit sold all its rights in real estate in Haifa to Elbit systems in consideration for $16,000. In accordance with Israeli GAAP, the gain on sale of real estate, as presented by Elbit, in the amount of $10,000, should be credited to capital surplus in shareholders' equity due to the significant influence of Elron in Elbit and Elbit Systems. Under U.S. GAAP, the gain is recognized in the statement of operations.

(3) According to US GAAP, dividends are recorded in the period to which they are declared. According to Israeli GAAP, dividends are recorded in the financial statements of the period to which they relate.

(4) According to U.S. GAAP, the merger of ESL and EL-OP as described in Note 7(D(1)) is accounted by the purchase method in ESL's financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron's financial statements. According to accepted practice in Israel, the merger between ESL and EL-OP, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly should be recorded at book value, with no gain recognized.

(5) According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from date of issuance.

# # # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. Dollars

Details relating to major investments in the consolidated balance sheet as of December 31, 2001

	% Interest [1]	Carrying value of the investment December 31, 2001	Market value of the marketable shares as of: December 31, 2001	March 22, 2002
Publicly traded				
Elbit Systems Ltd. (Nasdaq: ESLT)	21%	80,885	151,616	150,796
Elbit Ltd. (Nasdaq: ELBT)	44%	60,956	60,650	50,256
Given Imaging (Nasdaq: GIVN) [2]	7%	15,896	32,681	19,763
NetManage (Nasdaq: NETM)		695	695	Sold
ArelNet (TASE: XXXX)		81	81	Sold
Privately held				
Elron Software Inc.	95%	(45,699)	-	-
Elron Telesoft Inc.	99%	(10,816)	-	-
DEP	33%	3,328	-	-
Netvision	46%	1,398	-	-
MediaGate	29%	2,052	-	-
Wavion	45%	722	-	-
Kidum IT (KIT)	29%	2,757	-	-
Chip Express	34%	2,985	-	-
Pulsicom Technology	17%	883	-	-
Gemini Israel Fund	5%	421	-	-
Oren Semiconductors	17%	5,524	-	-
Galil Medical [3]	4%	1,415	-	-
3DV Systems [4]	2%	386	-	-
Witcom [5]	8%	2,283	-	-

(1) Direct holding only
(2) RDC holds 27%
(3) RDC holds 32%
(4) RDC holds 46%
(5) RDC holds 26%

ELRON ELECTRONIC INDUSTRIES LTD.

<u>- *FOR IMMEDIATE RELEASE* -</u>

Elron Electronic Industries 2001 Year End and Fourth Quarter Results

Tel Aviv, Israel, March 25, 2002– Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $18.0 million, or $0.85 per share, for the fourth quarter of 2001 and $48.3 million, or $2.28 per share, for the twelve-month period ended December 31, 2001. The net loss in the fourth quarter of 2000 was $9.8 million, or $0.46 per share. Net income in the twelve month period ended December 31, 2000 amounted to $30.4 million, or $1.43 per share.

The general slowdown in spending for technology products due to current economic condition affected the results of companies in our group and limited our ability to achieve successful exits and record capital gains. While our results in 2000 were positively affected primarily by the sale of Zoran's shares and by our share in Elbit Ltd. gains from the sale of its holding in Peach Networks and the sale of the assets of its subsidiary HyNEX Ltd, our results in 2001 were negatively affected by the net losses of our subsidiaries, Elron Software and Elron TeleSoft and our share in the net losses of our affiliated companies, primarily Elbit Ltd.

<u>Factors contributing to our results in 2001 and operational highlights:</u>

- Equity in net losses of Elbit Ltd. ("Elbit") in the fourth quarter and twelve month period ended December 31, 2001 amounted to $8.1 million and $13.1 million, respectively, as compared to equity in net losses of $4.1 million in the fourth quarter of 2000 and a gain of $17.4 million in the twelve month period ended December 31, 2000.
  Elbit's higher losses in the fourth quarter of 2001 resulted primarily from $6.3 million in write offs attributable to the cessation of operations of Elbit's affiliate Cell Data Ltd. and the recognition of impairment in the value of certain subsidiaries and affiliates, a $2.3 million net of tax write down in market value of Cisco Systems shares held by Elbit, a provision for severance pay of $1.3 million to Elbit's former CEO and provisions and fees paid of approximately $0.7 million to professional advisors and investment bankers in connection with the proposed merger with Elron.

- Elron Software's and Elron Telesoft's operating losses in the fourth quarter of 2001 amounted to $5.7 million (which included $0.8 million in restructuring charges) as compared to $7.8 million in the fourth quarter of 2000. The decrease is a result of comprehensive restructuring and cost reduction programs implemented by both companies.
  Operating loss in the twelve month period ended December 31, 2001 amounted to $21.3 million (which included $2.2 million in restructuring charges) as compared to $ 22.7 million in 2000.

- Our share in net losses of our privately held affiliates which are accounted for under the equity method of accounting amounted to approximately $20.6 million in 2001 as compared to $21.6 million in 2000. The decrease in net losses resulted mainly from the significant decrease in NetVision's losses and as a result of restructuring programs implemented by our group companies in order to reduce costs. NetVision reached $0.7 million in operating profits in the fourth quarter of 2001 and positive EBITDA of $2.0 million as compared to an operating loss of $9.5 million and negative EBITDA of $8.5 million in the fourth quarter of 2000.

ELRON ELECTRONIC INDUSTRIES LTD.

- On October 4, 2001, Given Imaging completed its initial public offering, raising $60 million. Its shares were listed on the Nasdaq National Market under the symbol "GIVN". Elron directly and indirectly holds approximately 12% in Given Imaging's outstanding share capital.

Liquidity and Shareholders Equity

As of December 31, 2001 Elron had cash and other liquid instruments of approximately $112.8. (Loans in subsidiaries amounted to $68.3 million). Our financial position enables us to continue our investment activity which resulted in $19.8 million of investments in 2001 of which $10.6 million was invested in our group companies to provide the necessary cash for future growth.
Shareholders' equity as of December 31, 2001 amounted to $248.2 million representing 73% of the total assets compared with $280.0 million representing 76% of total assets at December 31, 2000.

Reorganization in Elron Group

During the fourth quarter, we made significant progress towards completion of the merger with Elbit Ltd. and on October 31, 2001 the companies announced the signing of the merger agreement. In November 2001, we signed an agreement with Discount Investment Corporation Ltd. ("DIC") (which holds 42% of Elron's shares) to acquire its 67% interest in DEP Technology Holdings Ltd. ("DEP"), in which Elron currently holds the remaining 33% shares.
Upon completion of these two important transactions, anticipated in the first half of 2002, the two holding companies in our group, Elbit Ltd. and DEP, will become wholly owned subsidiaries, which will simplify and streamline the organizational structure with higher cash resources directly accessible. Savings will also be realized on the operating and management level. The new structure presents the company with an opportunity to enhance shareholder value and achieve potential synergies among the holdings of Elron, Elbit, and DEP.

"2001 financial results reflects the general downward in the high-tech industry and volatile market conditions" said Doron Birger, Elron's President. "The trend also impinged on one of our primary sources of income – our ability to complete successful exits.
Companies in our group, which are still in their earlier stage, were undergoing a restructuring and cost reduction plans in order to adjust to the downturn in the economy. Minimizing cash burn rate without adversely affecting core activities was the foremost objective of management. More mature companies such as Elron Software, Elron Telesoft, NetVision and Chip Express, implemented cost reduction programs in order to achieve profitability and turn cash flow positive.
The process, begun in 2001, of merging Elbit Ltd. into Elron and acquiring DIC's holdings in DEP will form the foundation for growth over the next years.
Our financial position remains strong and we intend to use our considerable cash resources to continue to build and support our group companies while adhering faithfully to our creed – to invest in, nurture, and build high-potential technology companies in order to achieve the most profitable exit strategies providing maximum value to our shareholders."

Investors can access Elron's fourth quarter financial report and Management Report on the company's web site: www.elron.com

Conference call details:

ELRON ELECTRONIC INDUSTRIES LTD.

Monday, March 25, 2002 10:00a.m. (EST); 05:00 p.m. Israel
In the US call: 1-1-866-500-4953 or 1-866-500-4964
In the UK call: 0-800-169-8104
Other International Participants call: (972) 3 -9255910
Participants in Israel call: (03) 9255910
Replay: Beginning two hours after the call ends for a period of 24 hours
In the US call: 1- 866-500-4964
In Israel call: (03) 9255946
International: (972) 3-9255946

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices and semiconductors. For further information, visit http://www.elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Additional information about potential factors that may affect Elron's financial results is included in its annual report on Form 20-F, including, without limitation, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations". Additional information about potential factors that may affect Elron's and the combined company's business and financial results is included in the registration statement on Form F-4 containing a prospectus relating to the shares to issued to Elbit stockholders filed by Elron on November 15, 2001 including, without limitation, under the caption "Risk Factors". Each of theses documents is on file with the SEC and available free of charge. Elron does not undertake to update any forward-looking statements that may be made from time to time by it or on behalf of Elron.

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555 doron@elron.net

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:	121,799	133,144
Long-term assets:		
Investments In affiliated companies	155,967	175,399
Other investments	27,484	16,186
Long-term deposits and debentures	6,689	8,268
Deferred taxes	-	909
Severance pay fund	2,313	2,744
Total long – term assets	192,453	203,506
Property and equipment, net	4,971	7,479
Other assets, net	19,801	26,216
Total assets	339,024	370,345
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	30,453	41,478
Long-term liabilities	59,359	47,363
Minority interest	1,040	1,461
Shareholders' equity		
Ordinary shares	9,567	9,567
Capital surplus	162,109	158,916
Accumulated other comprehensive income	49,745	36,459
Retained earnings	26,751	75,101
Total shareholders' equity	248,172	280,043
Total liabilities and shareholders' equity	339,024	370,345

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands except share and per share data)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000
Income				
Revenues	32,859	39,162	6,439	9,817
Net earnings (losses) from equity investments	(24,558)	(7,218)	(13,214)	(10,058)
Gain (loss) from disposal and changes in holdings in related companies, net	3,179	26,400	3,335	(537)
Other income (expenses), net	(5,105)	43,458	(485)	11,350
Finance income	5,215	7,009	887	1,281
	11,590	108,811	(3,038)	11,853
Costs and Expenses	63,325	70,541	14,452	19,527
Income (loss) before income taxes	(51,735)	38,270	(17,490)	(7,674)
Provision (credit) for income taxes	(2,947)	8,079	636	2,267
Income (Loss) after income taxes	(48,788)	30,191	(18,126)	(9,941)
Minority Interest	438	171	110	155
Net income (loss)	(48,350)	30,362	(18,016)	(9,786)
Earnings per share:				
Basic per share data				
Basic net income (loss) per ordinary share	(2.28)	1.43	(0.85)	(0.46)
Weighted average number of ordinary shares outstanding used in computing per share amounts (thousands)	21,191	21,172	21,189	21,185

MANAGEMENT'S REPORT OF 2001

The following management's report should be read in conjunction with our Consolidated Financial Statements and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but are not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies (collectively, group companies). Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings on defense electronics and the emerging markets of Information Technology software products and services, communication, medical devices and semiconductors and increasing our direct involvement in these areas. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control to involvement in the management of our group companies in which we maintain controlling or significant holdings, and in a limited number of cases, to passive minority holdings. We participate in the management of most of our group companies by means of active membership in their boards of directors and board committees and thus we are involved in matters of policy, strategic planning, marketing policies, selecting and manning senior management positions, the approval of investments and budgets, financing policies and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the board of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in their operations as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including but not limited to budgetary control, market analysis, risk management, identifying joint venture opportunities, introduction to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or the investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and in marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Elron's shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the TASE. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of the annual report.

RECENT DEVELOPMENTS

In order to optimize our holding structure, combine resources, benefit from potential synergies and achieve cost savings, we are proceeding with the following transactions:

On October 31, 2001, we signed a definitive merger agreement between Elron and Elbit (Nasdaq: ELBT), in which we currently hold 44% of its outstanding shares. Pursuant to the agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders (other than Elron) newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary share for each ordinary share of Elbit. Elron and Elbit received written opinions from their respective financial advisors that the exchange ratio was fair from a financial point of view.

The closing of the merger is subject to certain conditions including (i) court approval in accordance with sections 350 and 351 of the Israeli Companies Law 1999, (ii) the approval of shareholders, creditors and optionholders of both companies, and (iii) the receipt of any other approvals required by law. The meeting of shareholders, creditors and optionholders is scheduled for April, 2002. There is no assurance that all the approvals will be obtained and that the merger will be consummated

On November 19, 2001, we have signed a definitive share purchase agreement with Discount Investment Corporation Ltd. ("DIC"), which currently holds 42% of our outstanding share capital, pursuant to which we will issue 2,261,843 ordinary shares to DIC in exchange for all DIC's shares in DEP Technology Holdings Ltd. ("DEP") including loans given by DIC to a subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"). RDC is held 48% by DEP. Elron and DIC received written opinion from a joint financial advisor regarding the economic fairness of a range of the amount of Elron's shares to be issued to DIC, and the ordinary shares to be issued are within that range. In addition, Elron received an opinion from an independent financial advisor that the number of Elron's shares to be issued to DIC is fair from a financial point of view, to Elron.

Upon completion of the transaction, DEP will be a wholly owned subsidiary of Elron. DEP is a technology holding company in which Elron currently holds 33% of the outstanding share capital and in which DIC holds the remaining 67% of the outstanding share capital. The completion of the transaction is subject to (i) the approval of Elron's shareholders in accordance with section 275 of the Israeli Companies Law 1999, which will be sought at the upcoming shareholder meeting that will consider the approval of the merger of Elron and Elbit Ltd.; and (ii) the receipt of any other approvals required by law. This transaction will be submitted for the approval of the shareholders at the meeting for the approval of the merger, scheduled for April, 2002, but is not conditioned upon the merger. There is no assurance that the purchase will be consummated.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue recognition. We recognize revenues from sales of software products and services after all of the following occurs: the software is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period, which is generally one year. Training revenue is recognized as the services are provided. Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors. Income derived from projects, related to software development, is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

Group companies. Our group companies are accounted for under several broad methods as described below. The applicable accounting method is generally determined based on our voting interest in the entity.

Consolidation. Companies in which we directly or indirectly own more than 50% of the outstanding voting securities are accounted for under the consolidation method of accounting. Under the consolidation method, a company's assets and liabilities are included within our consolidated balance sheet and its results of operations are included within our consolidated statements of operations. The share of other shareholders in the income or losses of a consolidated company is reflected in minority interest in our consolidated statements of operations. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of the consolidated company. Elron Software and Elron TeleSoft were consolidated in 2001 and 2000.

Equity Method. Group companies whose results we do not consolidate, but over whom we exercise significant influence, are accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to a group company depends on an evaluation of several factors, including, among others, our representation on the group company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the group company. Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations , are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations.

The effect of an affiliated company's net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, as under each of these methods only our share in the income or losses of an affiliated company is reflected in our net results of operations in the consolidated statements of operations. The following companies are accounted for under the equity method: Elbit Systems, Elbit Ltd., NetVision, MediaGate N.V., Chip Express Corporation, DEP, Wavion, Elron-Kidum IT (KIT) and Pulsicom (starting in 2001).

Other Methods. Group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods: Non marketable group companies are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations. Marketable group companies which are classified as trading securities are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period. Marketable group companies which are classified as available-for-sale are presented at fair market value and the effect of any change in market value is reflected in our comprehensive income (loss).

RESULTS OF OPERATIONS

Year Ended December 31, 2001 compared to Year Ended December 31, 2000.

Our net loss for 2001 amounted to $48.3 million, or $2.28 per share, compared to net income of $30.4 million, or $1.43 per share, in 2000. The general slowdown in spending for technology products due to current economic conditions is affecting the results of operations of our group companies. This has limited our ability to successfully exit some of our group companies and to record capital gains. While in 2000 we were positively affected by the sale of Zoran's shares held by us at that time, the merger of Elbit Systems with El-Op and by our share in Elbit's gains from the sale of its holding in Peach Networks and the sale of the assets of its subsidiary HyNEX Ltd, in 2001, we were negatively affected by the net losses of our subsidiaries, Elron Software and Elron TeleSoft and our share in the net losses of Elbit and our other affiliated companies.

In view of the economic conditions as mentioned above, Elron Software and Elron Telesoft, as well as other companies in our group implemented restructuring programs in order to focus their operations, reduce their operating expenses and assist them meeting these challenging market conditions.

Income

Net Revenues. Net revenues consisted of sales of products and services by our subsidiaries, Elron Software and Elron TeleSoft. Net revenues decreased by $6.3 million, or 16%, to $32.9 million in 2001 from $39.2 million in 2000.

Net revenues of Elron TeleSoft in 2001 decreased by $3.4 million, or 13%, to $23.8 million from $27.2 million in 2000. The decrease resulted primarily from the sale of non-core activities of Elron Telesoft as part of its restructuring program to focus its operations on core areas of its business which is development and marketing of products to the telecommunication market.

Net revenues of Elron Software in 2001 decreased by $3.0 million, or 25%, to $9.1 million from $12.1 million in 2000. The decrease was primarily due to the current economic slowdown, which has caused customers to delay or postpone purchases of IT products. In addition, in 2001, almost all of Elron Software's revenues were derived from its Internet Policy Management products as a result of its reduced marketing efforts for its legacy products. In 2000, revenues from legacy products amounted to $1.2 million.

The abilities of Elron TeleSoft and Elron Software to increase their revenues in the near future are dependent upon general economic conditions and, in particular, on increase in IT spending and, on the success of their development efforts to bring enhanced and new products to market.

Our share in net losses of subsidiaries and affiliated companies. Operating losses of our subsidiaries, Elron Software and Elron TeleSoft, were $21.3 million in 2001 compared to approximately $22.7 million in 2000. Operating losses in 2001 included restructuring charges in the amount of $2.2 million. This decrease was a result of the implementation of restructuring and cost reduction programs. The reduction in operating losses is expected to continue in 2002 as both companies continue to reduce their costs. The result of operations of Elron Software and Elron TeleSoft are included within our consolidated statement of operations.

Our share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method. Our share in net losses of affiliated companies amounted to $24.6 million in 2001 compared to $7.2 million in 2000.

The Contribution of Our Major Affiliates:

Our share in net earnings of Elbit Systems Ltd. (Nasdaq: ESLT) amounted to $9.1 million in 2001 compared to a net loss of $3.0 million in 2000. In the third quarter of 2000, Elbit Systems completed its merger with El-Op and began consolidating its results of operations with the results of El-Op. Elbit Systems' net loss in 2000 was due to a $40 million charge relating to purchased in-process research and development as a result of the merger with El-Op, and a pre-tax restructuring costs of $22.1 million.

Elbit Systems' results of operation in 2001 were affected by $9.2 million pre-tax compensation expenses resulting from variable employees option plan in connection with "phantom" options granted. As Elbit Systems' share price increased significantly during 2001, under US GAAP, the increase in the benefit resulting from the increase in the share price is recorded periodically as compensation expense. Accordingly, future changes in Elbit System's share price will continue to affect compensation expenses and therefore, Elbit Systems' results of operations.

The following are highlights of the results of operations of Elbit Systems:

- Elbit Systems' revenues increased from $591.1 million in 2000 to $764.5 million in 2001 primarily because it began consolidating El-Op's revenues with its own in the third quarter of 2000. As of December 31, 2001, Elbit Systems' backlog of orders was $1,566 million, of which approximately 78% was scheduled to be performed in 2002 and 2003 compared to backlog of orders of $1,437.0 million on December 31, 2000.

- Elbit Systems' operating income in 2001 was $52.0 million (6.8% of revenues) compared to an operating loss of $12.8 million in 2000. The operating results of Elbit Systems in 2001 included the effect of $9.2 million variable option plan compensation cost. In 2000, Elbit Systems' net loss included a $40 million charge relating to purchased in process research and development related to the merger with El-Op and $22.1 million of restructuring costs.

- Elbit Systems' net income in 2001 was $40.8 million (5.3% of revenues) compared to a net loss of $20.5 million in 2000. Elbit Systems' net income in 2001 included $7.1 million, reflecting the effect of variable option plan compensation cost, net of the related tax. The net results in 2000, included purchased in-process research and development related to the merger with El-Op and restructuring expenses in the aggregate amount of $56.8 million, net of the related tax.

Our share in net loss of Elbit amounted to $13.1 million in 2001 compared to our share in net earnings of $17.4 million in 2000. Elbit's net earnings in 2000 were primarily due to capital gains from the sale of its holding in Peach Networks to Microsoft Corporation in the first quarter of 2000 and from the sale of the assets of HyNEX Ltd. to Cisco Systems Inc. in the third quarter of 2000. Elbit's results of operations in 2001 were affected by the fact that Elbit shifted its focus from holdings in developed companies that were realized during 2000 to holdings in early-stage technology companies that have not reached the income-producing stage and which recorded net losses in 2001.

The following are highlights of the operating results of Elbit:

- In 2001, Elbit sold a considerable part of its holdings in Elbit Vision Systems ("EVS") and cease consolidating EVS' results of operations. Elbit's consolidated revenues in 2001 were $1.0 million, resulting mainly from $0.9 million revenues of Elbit Vflash, which was established in June 2001. Revenues in 2000 were $3.0 million resulting from revenues of HyNEX, whose business and assets had been sold in the third quarter of 2000.

- Elbit's operating loss increased from $12.4 million in 2000 to $21.1 million in 2001. The increase in operating loss was primarily due to an increase of $3.2 million in marketing and sales expenses as a result of expansion of sales and marketing channels and an increase of $2.1 million in investments in the development of new products of Elbit's consolidated companies: Dealigence and Textology, which were acquired in the third quarter of 2000, ICC whose results had been consolidated from the third quarter of 2001 and Elbit Vflash. In addition, general and administrative expenses increased in 2001 by $3.4 million, which include $1.3 million severance retirement grant to the former President and the CEO of Elbit.

- Elbit's equity in net losses of affiliated companies increased from $5.1 million in 2000 to $6.8 million in 2001, resulting primarily from an increase in Elbit's equity in net losses of Cellenium and StarkeyNET and from new investments in AdreAct and CellAct.

- Elbit's consolidated net loss in 2001 was $30.6 million compared to net income of $40.4 million in 2000. Net loss in 2001 included write-offs of approximately $6.3 million in respect of Cell Data, which ceased its operations at the beginning of 2002 and the impairment in the value of certain of Elbit's subsidiaries and affiliated companies, AdreAct, StarkeyNet and Dealigence and from $3.7 million charge (before tax) to results of operations due to the permanent impairment in the market value of Cisco's shares. Net income in 2000, included a gain of $39.5 million (before tax) from the sale of Peach Networks to Microsoft in the first quarter of 2000, and a $89 million gain (before tax and minority interest) from the sale of the business and assets of HyNEX Ltd. to Cisco Systems Inc. in the third quarter of 2000.

Our share in net losses of our other affiliated companies amounted to approximately $20.6 million in 2001 compared to $21.6 million in 2000. The decrease in our share in net losses of our other affiliated companies resulted mainly from the significant decrease in NetVision's loss and the restructuring programs implemented by our group companies in order to reduce costs.

NetVision's net losses in 2001 amounted to $3.6 million compared to $24.8 million in 2000. The significant decrease in net loss was a result of a restructuring program implemented by NetVision, which included cost reduction programs. The number of NetVision's subscribers increased by 10% in 2001 from approximately 302,000 at the end of 2000 to approximately 333,000 subscribers at the end of 2001 and its revenues increased by $10.4 million, or 21%, from $48.5 million in 2000 to $58.9 million in 2001. NetVision's operating expenses in 2001 decreased by $10.9 million, or 15%, from $72.5 million in 2000 to $61.6 million in 2001. NetVision's operating expenses are expected to remain stable for the foreseeable future as NetVision completes its cost reduction plan.

The decrease in our share in NetVision's net losses was partially offset by an increase in our share in net losses of early stage technology companies in which we invested in 2000 and 2001, such as KIT, Wavion and Pulsicom. These companies continue to have high research and development and marketing expenses.

Wavion's net losses in 2001 amounted to $3.4 million compared to $1.9 million for the period from commencement of operations in April 2000 to the end of 2000, mainly as a result of $1.4 million increase in research and development expenses to complete the development of its products. However, the recent downturn in the broadband wireless commercial market has delayed the release of Wavion's products, and it is therefore difficult to predict when Wavion will be able to market its product successfully. Consequently, at the beginning of 2002, Wavion began selling development services for communication systems to customers.

KIT's net losses in 2001 amounted to $ 3.1 million compared to $2.5 million in 2000, mainly as a result of an increase of $0.7 million in marketing and sales expenses as KIT expanded its direct sales efforts in Holland and through a local representative in the United Kingdom. As a result of these efforts, KIT generated revenues of $1.0 million in 2001 compared to $0.1 million in 2000.

Pulsicom commenced its operations in 2001. In 2001, its net losses amounted to $1.0 million, consisting mainly of research and development costs. Pulsicom is expecting to complete its first prototype and commence field tests towards the end of 2002 and therefore sales are not anticipated to commence before 2003.

The aggregate revenues of the DEP Group companies were approximately $16 million in 2001 compared to approximately $12 million in 2000. The increase in revenues resulted from increased sales and marketing expenses of approximately $8 million, or 50%, in 2001 compared to 2000, and from increased research and development expenses of approximately $2 million, or 9%, in 2001 compared to 2000, in order to complete new product developments.
Given Imaging, the most significant company in the DEP Group, initiated commercial sales in the third quarter of 2001 after receiving FDA clearance for its product and generated revenues of $4.7 million in 2001. Given Imaging's net loss in 2001 was $18.7 million compared to $7.5 million in 2000. The increase in Given Imaging's net loss was primarily due to a $10 million increase in marketing expenses resulting from the anticipated launch of Given Imaging's product upon receipt of necessary regulatory

approvals. On October 4, 2001, Given Imaging completed its initial public offering. Its shares are quoted on Nasdaq under the symbol "GIVN."

Chip Express was affected in 2001 by the slowdown in the semiconductor industry and its revenues decreased by $9.2 million, or 24%, from $39.0 million in 2000 to $29.8 million in 2001. Chip Express' net losses in 2001 amounted to $1.6 million compared to $1.8 million in 2000, mainly due to the implemention of a cost reduction program. Operating expenses in 2001 amounted to $31.1 million compared to $40.6 million in 2000. It is anticipated that Chip Express' revenues will continue to be affected by the slow down in the semiconductor industry.

MediaGate was affected by the slowdown in the communications market and particularly in the unified messaging market and its revenues in 2001 decreased to $0.7 million from $0.9 million in 2000. However, due to cost reductions programs implemented by MediaGate, operating expenses in 2001 decreased by $0.7 and MediaGate's net losses in 2001 decreased to $9.2 million from $10.3 million in 2000. MediaGate's future revenues are dependent upon the development of the unified messaging market, which is currently small and has not yet matured.
Since many of the group companies we account for under the equity method of accounting are early-stage development companies that invest heavily in research, development and marketing their products that have not yet generated significant revenues and have incurred substantial losses in 2001, we expect that they will continue to recognize operating losses in 2002, and consequently, our share in net losses of these companies may continue to increase.

In addition to companies accounted for under the equity method, we have several investments in companies which we account for on a cost basis and whose results do not affect our results of operations. These companies are not material to Elron, except for our interest in Oren Semiconductor. During 2001, we invested $1.4 million in Oren, bringing the book value of our holding in Oren on December 31, 2001 to $5.5 million compared to $4.1 million on December 31, 2000. In 2001, Oren's revenues were $2.5 million compared to $5.6 million in 2000. The decrease in revenues resulted from the downturn in the communications industry as well as to the decrease in revenues derived from Oren's old analog product line. Gross profit in 2001 amounted to $0.8 million (33% of revenues) compared to $1.6 million (28% of revenues) in 2000. The increase in gross margins resulted from the increase in revenues derived from sales of products with high gross margin while revenues derived from development projects with low gross margin decreased. Operating expenses in 2001 increased to $9.1 million from $8.4 million in 2000, mainly due to an increase in research and development costs for the development of its next generation digital products. Oren's net losses in 2001 amounted to $8.6 million compared to $6.8 million in 2000.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $3.1 million in 2001 compared to $26.4 million in 2000. Gains in 2001 included an approximately $3.0 million pre-tax gain from the sale of 380,000 shares of Elbit Systems. Gains in 2000 were primarily due to an approximately $19.1 million gain from changes in holdings in Elbit Systems following its merger with El-Op. In addition, a gain of approximately $4.6 million resulted from the completion of a private placement upon which Elron Software issued 615,764 shares (2.5% of its share capital) to Critical Path in consideration for $5 million. Our ability to record future gains from the disposition of and changes in holdings in our group companies will be affected by the financial market conditions in future periods.

Other Income, net. Other income, net, amounted to a loss of $5.1 million in 2001 compared to income of $43.5 million in 2000. Other income in 2000 resulted primarily from a $34.3 million pre-tax gain on the sale of 611,566 shares of Zoran (Nasdaq: ZRAN), changes in the market value of Zoran's shares in our trading securities account and in the value of Zoran's call and put options held by us. In addition, a pre-tax gain of $6.3 million resulted from the sale of our holdings in Servicesoft, which was acquired by Broadbase Software Inc. in consideration for the issuance of Broadbase Software's shares. The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software's and Kana's shares which we subsequently received in exchange for Broadbase Software's shares following the acquisition of Broadbase Software by Kana (Nasdaq: KANA) on June 29, 2001 and a $1.0 million write-down in the market value of the shares of ArelNet (TASE: ARNT), which we believe constitutes a permanent impairment. The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001.

Finance Income. Finance income decreased by $1.8 million, or 26%, to approximately $5.2 million in 2001 from $7.0 million in 2000, primarily due to the decrease in interest rates and to our lower cash, deposits and debentures balances in 2001 as compared to 2000. However, this decrease was partially offset by a foreign currency translation gain due to the devaluation of the Israeli Shekel against the U.S. dollar, as our consolidated liabilities in Israeli Shekels exceeded our consolidated assets in Israeli Shekels during 2001.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering Elron Software and Elron TeleSoft products and services. Cost of revenues decreased by $4.5 million, or 17%, to $22.0 million in 2001 from $26.5 million in 2000, as a result of the decrease in revenues. Cost of revenues of Elron Software were $1.2 million in 2000 and $1.0 million in 2001, representing a gross margin of 90% and 89%, respectively . Cost of revenues of Elron TeleSoft in 2001 were $21.1 million, representing a gross margin of 11%, compared to $25.3 million in 2000, representing a gross margin of 7%. The improvement in Elron Telesoft's gross margin rate is a result of the restructuring program the company was undergoing, which included workforce reductions of approximately 50 employees, primarily at the end of the second quarter of 2001, resulting in savings of $2.2 million in salaries and related expenses. The effect of the restructuring program on Elron Telesoft's gross margin rate is expected to be more significant in 2002, as Elron Telesoft will be focusing on core areas of its business.

Research and development. Research and development expenses consisted primarily of salaries and related costs to develop and enhance Elron Software and Elron TeleSoft products and services. Research and development expenses increased by $1.2 million, or 15%, to $9.0 million in 2001 from $7.8 million in 2000. This increase was primarily due to an increase in Elron TeleSoft's research and development expenses in order to complete the development of new products as a result of the decision taken in 2000 to transition Elron Telesoft from a project oriented company to a product oriented company. In addition, Elron Software continued its efforts to develop new products and build additional product functionality in its Internet policy management products.

Sales and Marketing. Sales and marketing expenses consisted primarily of salaries and related costs, pre-sale efforts including demo building, advertising and trade show expenses, technical support and travel costs to promote the sale of Elron Software and Elron TeleSoft products and services and to strengthen their brand names. Sales and marketing expenses decreased by $4.1 million, or 28%, to approximately $10.6 million in 2001 from approximately $14.7 million in 2000. The decrease resulted primarily from the restructuring of Elron Software's sales and marketing operations. The restructuring programs included a reduction of 24 employees, mainly in enterprise sales, sales support and in the marketing group due to the decision at the beginning of the second quarter of 2001 to transition Elron Software from a direct to an indirect sales model, utilizing value added resellers and distributors. This resulted in a $2.7 million saving in salaries and related expenses in 2001. In addition, as part of the cost reduction initiatives, certain sales and marketing campaigns were reduced, resulting in saving of $0.4 million in marketing programs.

General and Administrative. General and administrative expenses include both Elron Software and Elron TeleSoft costs as well as our headquarters' costs. These costs consisted primarily of salaries and related costs, facilities costs, and insurance, legal, accounting and consulting expenses. General and administrative expenses decreased by $1.9 million, or 14%, to $11.8 million in 2001 from approximately $13.7 million in 2000.

Elron Software's and Elron TeleSoft's general and administrative expenses decreased by $3.1 million, or 32%, to $6.7 million in 2001 from approximately $9.8 million in 2000. The decrease is primarily due to the implementation of restructuring programs by Elron Software and Elron TeleSoft. The restructuring program included a workforce reduction of approximately 27 employees of Elron TeleSoft and 9 employees of Elron Software, which resulted in savings of $0.7 million and $0.3 million, respectively, in

salaries and related expenses in 2001 and cost reduction programs which resulted in additional savings of $1.0 million, mainly in facilities related expenses, communication, maintenance and travel expenses. An additional $1.0 million decrease in general and administrative expenses was realized as a result of lower salaries, bonuses and compensation costs.
Our headquarters' costs increased by $1.1 million, or 28%, to $5.1 million in 2001 from approximately $4.0 million in 2000 mainly as a result of a $0.4 million increase in salaries and compensation costs, a $0.4 million increase in facilities related expenses and a $0.3 million increase in professional services fees and insurance expenses.

Finance Expenses. Finance expenses decreased by $0.6 million, or 11%, to $4.0 million in 2001 from approximately $4.6 million in 2000. The decrease in the finance expenses, despite an increase in loans received, is attributed to the decrease in interest rates and the lower foreign currency translation losses due to the devaluation in the exchange rate of the Israeli Shekel against the U.S. dollar. The majority of the finance expenses were attributed to Elron TeleSoft, principally due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd.

Amortization of other assets. Amortization of other assets amounted to approximately $3.7 million and $3.2 million in 2001 and 2000, respectively, and is attributed primarily to Elron TeleSoft as a result of the acquisition of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd. According to new accounting standards, SFAS 142 "Goodwill and Other Intangible Assets", commencing January 2002, we will no longer amortize goodwill. Had we adopted SFAS 142 on January 1, 2001, we would not have recorded amortization of goodwill and other intangible asset of approximately $1.5 million in 2001.

Restructuring Charges. In response to the current economic conditions, and, in particular, the slowdown in IT spending, Elron Software and Elron TeleSoft are undergoing restructuring programs in order to focus their operations on core areas of their business, and to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and facilities related expenses. In connection with these programs, the companies recorded in 2001 restructuring charges of $2.2 million. These charges include employee termination costs of $0.7 million which were paid in 2001. As of December 31, 2001, approximately 40 employees of Elron Software, mainly in the sales and marketing division, and 77 employees of Elron Telesoft, mainly in the telecom activity and in its headquarters, were terminated. Facilities related expenses amounted to $1.3 million, which included a $0.4 million termination cost of a facility lease of Elron Telesoft, of which $0.2 million was paid as of December 31, 2001, and the balance was paid in February 2002, $0.6 million net expenses expected to be incurred to sublet the facilities or the estimated amount to be paid to terminate the leases before the end of their terms, and a $0.3 million write-off of leasehold improvements with respect to facilities of Elron Software, which were vacated as a result of the consolidation of excess facilities.
As part of the restructuring programs, Elron TeleSoft sold in the third quarter of 2001 certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and with no material effect on the consolidated results of operations. In addition, in the fourth quarter of 2001, Elron TeleSoft signed an agreement with Elbit Systems for the sale of other non-core activities in the government field for $5.7 million. The transaction was finalized in January 2002 and it is anticipated to have an immaterial gain . Following the completion of the transaction, an objection was filed to the Restrictive Trade Practices Court. We believe that the transaction, which has already been approved by all relevant authorities including anti-trust, will not be overturned.

QUARTERLY RESULTS OF OPERATIONS

The table below sets forth unaudited consolidated statement of operations data for each of the four consecutive quarters ended December 31, 2001. In management's opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The operating results for any quarter are not necessarily indicative of our results for a full year or any future period and we cannot assure you that any trend reflected in such results will continue in the future.

	Q1/2001	Q2/2001	Q3/2001	Q4/2001
	(Unaudited in thousands of U.S. Dollars)			
Income				
Net revenues	9,603	10,249	6,568	6,439
Equity in net earnings (losses) of affiliated Companies	(2,192)	(4,680)	(4,472)	(13,214)
Gain (loss) from disposal of and changes in holdings in related companies, net	(144)	(27)	15	3,335
Other income (loss), net	(3,210)	485	(1,895)	(485)
Finance income	1,794	926	1,608	887
	5,851	**6,953**	**1,824**	**(3,038)**
Costs and Expenses	17,743	17,457	13,672	14,452
Loss before income taxes	**(11,892)**	**(10,504)**	**(11,848)**	**(17,490)**
Provision (credit) for income taxes	2,420	27	1,136	(636)
Loss after provision (credit) for income taxes	**(9,472)**	**(10,477)**	**(10,712)**	**(18,126)**
Minority interest	118	92	118	110
Net loss	**(9,354)**	**(10,385)**	**(10,594)**	**(18,016)**

Because we are a high technology operational holding company that operates through group companies, and therefore the major contributions to our net income (or loss) in any given quarter are our share in our group companies' result of operation and gain (or loss) from disposition of and changes in our holdings in group companies, we have experienced, and expect to continue to experience, significant volatility in our quarterly results.

While in the past we recorded significant gains from disposition of and changes in our holdings in affiliated companies, the economic condition in 2001 has limited our abilities to record such gains in 2001 and since many of our group companies are early-stage technology companies as well as companies which just commenced generating revenues and which invest considerable resources in research and development and in marketing and therefore generate losses, we have recorded significant losses in respect of these companies in 2001.

The increase in the net loss for the fourth quarter of 2001 from $10.6 million in the third quarter of 2001 to $18 million is primarily due to the increase in net losses of our 44% held affiliate, Elbit Ltd. which had a loss of $18.6 million in the fourth quarter of 2001 in comparison to the third quarter of 2001 loss of $5.8 million. Elbit's higher losses in the fourth quarter of 2001 resulted from the following items: (i) the write-off of approximately $6.3 million resulting from the cessation of operations of Elbit's affiliate, Cell Data Ltd. and the recognition of the impairment in the value of certain subsidiaries and affiliates of Elbit, AdreAct,, StarkeyNet and Dealigence, (ii) write-down of approximately $3.7 million in the market value of Cisco Systems, Inc., (iii) a $1.3 million severance retirement grant to the former President and the CEO of Elbit and (iiii) $0.7 million in respect of payments of fees to professional advisors and investment bankers engaged by the company in connection with the proposed merger between Elbit and Elron.

LIQUIDITY AND CAPITAL RESOURCES

Cash, debentures, deposits and marketable securities at December 31, 2001, amounted to $112.8 million (of which 99% were held in U.S. dollar accounts and 94% with average maturities of less than three months) compared with $126.5 million at December 31, 2000.

Main cash and other liquid instruments resources in the 2001 were the distribution of dividends by Elbit and Elbit Systems of $13.8 million, proceeds from the sale of Elbit Systems shares of $6.7 million, proceeds from the sale of marketable securities (Zoran, Broadbase Software and Kana) of $11.7 million, proceeds received from the sale of certain non-core activities of Elron TeleSoft in the amount of $3.4 million, a $1.1 million distribution made by Gemini Israel Fund, the net increase in Elron Software's and Elron TeleSoft's loans of $9.8 million and $0.3 million proceeds from sale of fixed assets.

Main cash and other liquid instruments applications in 2001 were $19.8 million investment in companies as follows: $10.6 million were investments in our existing group companies to secure their cash needs for future growth (these companies include $3.9 million in DEP group companies, $2.8 million in MediaGate, $1.4 million in Oren, $1.0 million in Wavion, $1.0 million in KIT and $0.5 million in Chip Express), $3.6 million purchase of 600,000 shares of Elbit; $3.5 million payment for the purchase of NetVision shares which were purchased in 2000 and $1.6 million investment in Pulsicom; net cash used in operating activities by Elron Software and Elron TeleSoft of $17.6 million, tax payments of $5.4 million (mainly in respect of the result of operations in 2000) and the purchase of fixed assets of $1.1 million.

Our trading securities portfolio decreased in 2001 as a result of a decrease of $11.7 million due to the sale of some Broadbase Software and Kana shares and our remaining shares of Zoran and due to a $4.6 million decrease in the market value of Broadbase Software and Kana shares held by us during the period. Marketable securities at December 31, 2001 amounted to $0.2 million and represent the market value of 12,170 Kana's shares.

Working capital on December 31, 2001 was $91.3 million compared to $91.7 million at December 31, 2000.

At December 31, 2001, we and our subsidiaries had no material contractual obligations except for capital leases obligation in the aggregate amount of $6.3 million, which are expected to affect our consolidated cash flow in future periods as follows: 2002 - $1.8 million, 2003 - $1.7 million, 2004 - $1.7 million, 2005 - $1.0 million and in later years $0.1 million.

At December 31, 2001, Elron Software and Elron Telesoft have bank credits and bank loans of $68.3 million, most of which were secured or guaranteed by us to the lending banks. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter, pursuant to which we undertake not to dilute our holdings in Elron TeleSoft below 65%. We also agreed to subordinate any amounts owed to us by Elron TeleSoft, other than interest on outstanding loans and payments in the ordinary course of business. Payments of bank credits and bank loans are due in future periods as follows: 2002 - $16.5 million, 2003 - $51.4 million, 2004 - $0.2 million, 2005 - $0.2 million.

In 2001, we have provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The comfort letters were jointly provided with the other major shareholder of NetVision.

At December 31, 2001 we had commitments in the aggregate amount of $1.5 million to invest in certain of our group companies.

We believe that our existing capital will be sufficient to fund our and our subsidiaries operations and our investment activities in existing and new companies.

Shareholders' equity at December 31, 2001, was approximately $248.2 million representing about 73% of the total assets compared with $280.0 million representing 76% of total assets at December 31,2000 .

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions, such as our hedge transactions associated with Zoran's share price, which we utilized in 2000 and in 2001. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

At December 31, 2001, we held $9.9 million in commercial marketable debentures, all with high credit quality issuers and with limited amount of credit exposure to any one issuer. In addition, no more than 28% of our bank deposits were deposited in any single bank.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loans obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2001, we had fixed rate financial assets of $9.9 million held on average for 2 years, and variable rate financial assets of $102.9 million. At the same time, our subsidiaries had variable interest loans of $68.0 million. The potential loss for over one year that would result from an increase or decrease of 10% in the interest rate is immaterial to our business and net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar.
Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries, Elron Telesoft Inc. and Elron Software Inc. , assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore the potential loss over one year that would result from an increase or decreased of 10% in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies, which included, at December 31, 2001, Elbit Systems (Nasdaq:ESLT), Elbit Ltd. (Nasdaq:ELBT), Given Imaging (Nasdaq:GIVN) (in which RDC also has significant holding), NetManage (Nasdaq:NETM), Kana (Nasdaq:KANA), ArelNet (TASE:ARNT) and indirect holdings through Elbit Ltd. in Partner Communication Company Ltd. (Nasdaq: PTNR), Elbit Vision Systems (Nasdaq:EVSN) and Cisco (Nasdaq:CSCO). Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, included holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2001, the fair market value of our holdings in public securities was approximately $333 million. A 10% decrease in equity prices would result in an approximately $33 decrease in the fair market value of our publicly traded holdings.

Changes in the market value of our available-for-sale securities (which include our and RDC's holding in Given Imaging, our holding in NetManage and ArelNet and Elbit's holding in Partner, Elbit Vision Systems and Cisco) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations.

NetManage's and ArelNet's shares were sold during the first quarter of 2002 with no material effect to our results of operations.

* * *